                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For May 12, 2006

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

MASTELLONE LOGO

                                   SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

                            MASTELLONE HERMANOS S.A.

Buenos Aires, May 12, 2006.

                                By:    /s/ Rodolfo Gonzalez
                                       --------------------------------
                                Name:  Rodolfo Gonzalez
                                Title: Chief Financial Officer

                  ENCARNACION EZCURRA 365 - PISO 2 OFICINA 310
                       (C1107CLA) BUENOS AIRES - ARGENTINA

                               TABLE OF CONTENTS

1.   Management's Discussion and Analysis of Financial Condition and Results
     of Operations for the three-month period ended March 31, 2006.

2.   English translation of the Unaudited Consolidated Interim Financial
     Statements of Mastellone Hermanos S.A. and the notes thereto as of and for the three-month period ended March 31, 2006 that was filed with the
     Argentine Comision Nacional de Valores

                            MASTELLONE HERMANOS. S.A.
           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS
                     THREE-MONTH PERIOD ENDED MARCH 31, 2006

GENERAL

            The following discussion and analysis (which should be read in conjunction with the unaudited consolidated financial statements of Mastellone
Hermanos S.A. and notes thereto as of or for the quarter ended March 31, 2006, contains certain forward-looking statements, within the meaning of the
"safe-harbor" provisions of the Private Securities Reform Act of 1995, the attainment of which involves various risks and uncertainties. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by us. Forward-looking statements may be identified by the use of forward-looking terminology such as "may", "will", "expect", "believe",
"estimate", "anticipate", "continue", or similar terms, variations of these terms or the negative of those terms. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results may differ materially from those described in these forward-looking statements due to, among other factors, competition in our product markets, dependence on suppliers, our manufacturing experience, and production delays or inefficiencies. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

      We are the leader for fresh dairy products in Argentina and one of the two biggest dairy companies in that country. Our main markets are the Argentine domestic retail market and the export market. We (and our predecessors) have been active in the Argentine domestic market for more than 76 years and have been exporting dairy products (mainly powdered milk) for more than 30 years.
Therefore, we are affected by developments in the Argentine dairy sector as well as developments in the Argentina's economic and financial situation. Also, due to our commercial activities in Brazil, we could also be affected by developments in the Brazil's economic and financial condition, although to a lesser extent than in the case of Argentina. Some of the main drivers affecting our economic and financial performance are the following:

      o     Raw milk availability: We are affected by the availability of raw milk. We could be affected both in case of shortages, which could lead to the interruption of our export business and a reduction in volumes in the domestic market or a sharp increase in costs if we need to purchase imported raw milk (as happened in the period from
            1991 to 1993) or excesses in raw milk production, which, if it exceeds the powdered milk and exportable cheese production capacity of the Argentine dairy companies could result in oversupply to the domestic market and a sharp decrease in selling prices (as happened in the period from 1999 to 2000). The availability of raw milk also affects the price paid to the dairy farmers, and affects our margins as well.

      o     Selling prices: purchasing power of the Argentine population affects the final price we can obtain for our products. At the same time, the increasing pressure from the Argentine government to keep inflation under control could impact on our ability to pass higher costs to the selling prices. International prices, which are entirely out of our control, are subject to significant fluctuations due to changes in the relationship between supply and demand and ultimately to the global economic conditions. Additionally, changes in export duties or incentives also affect the profitability of our export activities.

      o     Financial facilities: We may need to use financial facilities (a) to provide working capital, for example, to finance the seasonal increase in inventories during spring, when raw milk production reaches its highest point in the year, (b) to refinance a portion of our existing financial debt, or (c)

            to make capital expenditures. If we are unable to establish these facilities our financial position could be affected and our commercial activities could be impaired.

      o     Developments in the Argentine economy: We are exposed to the developments in the Argentina's economy, including, but not limited to, inflation and devaluation rates, taxes, and eventually prices controls and related measures, such as additional export duties to encourage domestic supply.

      o     Developments in the Brazilian economy: We are exposed to the developments in the Brazil's economy, principally inflation and devaluation rates as those can affect our prices in Brazil, given the mismatch between revenues (denominated in Brazilian reais) and the import cost of the products sold in Brazil (denominated in U.S.
            dollars).

In this report, "$" and "Ps." refer to the currencies of the United States of
America and Argentina, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIODS ENDED MARCH 31,
2006 AND 2005.

            NET SALES. Our net sales can be divided into two principal components: sales in the Argentine domestic market, and export and foreign sales.

            NET SALES - ARGENTINE DOMESTIC MARKET. During the first quarter
2006, our total sales in the domestic market (including service and other domestic sales) increased Ps. 56.4 million, or 18.1%, as compared to the first quarter 2005, from Ps. 311.4 million to Ps. 367.8 million. Such increase is primarily the result of (i) an increase of 4.0% in physical volumes sold, and
(ii) a 13.5% period-to-period increase in average prices and product mix. The increase in physical volumes sold was mainly attributable to an increase in both market share and domestic consumption, while the price increase is due principally to higher selling prices.

            NET SALES - EXPORTS AND FOREIGN SALES. During the first quarter
2006, exports and foreign sales increased Ps. 1.9 million, or 3.4%, as compared to the first quarter 2005, from Ps. 55.7 million to Ps. 57.6 million, primarily as a consequence of (i) an increase in foreign sales (that is, those made by our subsidiary Leitesol in the Brazilian market) of Ps.7.5 million, or 27.5% (from
Ps.27.3 million to Ps.34.8 million), and (ii) lower exports to third parties of
Ps.5.6 million, or 19.7% (from Ps.28.4 million to Ps.22.8 million). The increase in foreign sales is primarily attributable to an appreciation of 29.6% of the
Brazilian real versus the Peso, as of March 31, 2006, as compared with March 31,
2005. The decrease in exports to third parties is primarily attributable to a decrease of 7.3% in volumes as well as the incidence of the increased export duties applied in July 2005. Exports of dairy products are currently subject to an export duty of 15% for powdered milk and butter and 10% for cheese, which could drop to 5% by July 2006.

            COST OF SALES. Cost of sales for the First Quarter 2006, as compared to First Quarter 2005, increased Ps.39.8 million, or 13.5%, from Ps.295.1 million to Ps.334.9 million.

            Our cost of raw milk represented approximately 51.3% and 50.1% of our total cost of sales for the First Quarter 2005 and 2006, respectively, posting an increase of Ps.16.4 million, or 10.8%, from Ps.151.4 million to
Ps.167.8 million. The increase in our cost of raw milk was mainly attributable to an increase of 2.0% in physical volumes of raw milk processed and an increase of 11.8% in the average price we paid for the milk purchased in 2006 as compared to our purchases of 2005.

            Other raw material cost increased Ps.9.6 million, or 13.3%, for the
First Quarter 2005 and 2006 (from Ps.71.7 million to Ps.81.3 million), primarily due to the increase in volumes.

            During the First Quarter 2006, other production costs (which include services costs), as compared to first quarter 2005, increased Ps.13.8 million, or 19.2%, from Ps.72.0 million in 2005 to Ps.85.8 million in 2006. Such increase is primarily attributable to:

            o     an increase in salaries of Ps.6.5 million, or 45.1%, from
                  Ps.14.4 million to Ps.20.9 million;

            o     higher transportation costs of Ps.4.4 million, or 25.1%, from
                  Ps.17.5 million to Ps.21.9 million; and

            o     an increase in energy costs of Ps.1.6 million, or 28.6%, from
                  Ps.5.6 million to Ps.7.2 million.

            The increase in salaries is primarily attributable to the combined effect of higher salaries according to our negotiations with the union and the increases granted to non-unionized personnel, and an increase in the headcount to process additional volumes. Higher transportation costs are primarily due to the increased volumes of our purchases of raw milk. Energy costs increased primarily due to our increase in production and sales and their higher price for industrial uses.

            SELLING EXPENSES. Selling expenses for the first quarter 2006, as compared to the first quarter 2005, increased Ps.16.7 million, or 28.9%, from
Ps.57.7 million in 2005 to Ps.74.4 million in 2006. Such increase was primarily attributable to

            o     higher transportation costs of Ps.6.1 million, or 20.6%, from
                  Ps.29.6 million in 2005 to Ps.35.7 million in 2006;

            o     higher fees associated to the distribution of products, which increased Ps.6.7 million, or 54.5%, from Ps.12.3 million in
                  2005 to 19.0 million in 2006; and

            o     an increase in labor costs of Ps.2.5 million, or 46.3%, from
                  Ps.5.4 million in 2005 to Ps.7.9 million in 2006.

            The increase in transportation costs and fees related to the distribution of products is primarily due to the increase in volumes sold and higher labor and other costs in the distribution activities. The increase in salaries is primarily attributable to the impact of the negotiations with the union and the increases granted to non-unionized personnel.

            ADMINISTRATIVE AND OTHER EXPENSES. Administrative and other expenses
(which include the costs associated to the unused production capacity of certain industrial plants) during the first quarter 2006, increased Ps.1.6 million, or
11.6%, as compared to first quarter 2005, from Ps.14.0 million to Ps.15.6 million. Such increase is primarily attributable to

            o     an increase in salaries of Ps.1.3 million, or 27.1%, from
                  Ps.4.8 million in 2005 to Ps.6.1 million in 2006;

            o     an increase in taxes of Ps.0.7 million, or 14.3%, from Ps.4.9 million in 2005 to Ps.5.6 million in 2006.

            The increase in salaries is principally attributable to the impact of the negotiations with the union and the increases granted to non-unionized personnel. The increase in taxes is primarily attributable to the tax on checking accounts, originated in turn by the increase in sales for the period.

            OTHER INCOME (EXPENSES), NET. Net result from Other Income
(Expenses), decreased Ps.3.4 million, or 154.5%, during first quarter 2006, as compared with first quarter 2005, from a gain of Ps.2.2 million to a loss of
Ps.1.2 million. Such worsening is primarily attributable to the absence in 2006 of a gain of Ps.4.3 million obtained in 2005 from the assignment of certain brand names to Danone Argentina.

            INTEREST EXPENSE. Interest expense increased Ps.0.7 million during first quarter 2006, or 5.2%, as compared with first quarter 2005, from Ps.13.4 million to Ps.14.1, million, primarily due to an increase of 5.7% in the Peso /
U.S. dollar parity (from Ps.2.917 per U.S. dollar in March 2005 to Ps. 3.082 per
U.S. dollar in March 2006)

            INTEREST INCOME. Interest income increased Ps.0.4 million, or 80.0%, in first quarter 2006, as compared with first quarter 2005, from Ps.0.5 million to Ps.0.9 million, primarily due to higher interest rates.

            OTHER HOLDING AND FINANCIAL RESULTS. Other Holding and Financial
Results in the first quarter 2006, worsened Ps. 18.9 million or 139.0%, as compare with the first quarter 2005, from a gain of Ps.13.6 million in 2005 to a loss of Ps.5.3 million in 2006, primarily due to

            o     an increase in losses from exchange differences of Ps. 22.8 million, or 147.1%, from a gain of Ps.15.5 million in 2005 to a loss of Ps.7.3 million in 2006 primarily due the
                  fluctuations in the Argentine Peso / U.S. dollar exchange
                  rate;

            o     a decrease of Ps.0.8 million, or 17.8%, in gains from holding results from inventories, from Ps.4.5 million in the first quarter 2005 to Ps.3.7 million in the first quarter 2006, and

            o     additional charges during the first quarter 2006 of Ps.4.8 million, or 269.2%, from Ps.1.3 million during first quarter
                  2005 to Ps.6.1 million in first quarter 2006, due to the
                  valuation of certain assets and liabilities (mainly our
                  financial debt) at their net present value, pursuant to the
                  Argentine GAAP.

            EXTRAORDINARY RESULTS. Extraordinary results worsened during 2006 by
Ps.26.1 million, due to the absence of certain extraordinary results obtained during 2005 in connection with the restructuring of part of our financial debt.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES AND USES OF FUNDS - GENERAL

            We expect that our principal source of liquidity will be the cash flow from our own operations. Our principal uses of cash are expected to be debt service requirements of our financial indebtedness, including scheduled debt service and mandatory prepayments, working capital needs and capital expenditures. We do not expect to access in the next few years the capital markets to a significant degree.

            Our cash flows are affected by a number of factors, including the following:

      o     Our expenses are directly influenced by the availability of raw milk in Argentina, as oversupply or shortages of raw milk could affect both volumes and margins, as well as, from the seasonal point of view, the additional inventories due to the increase in raw milk production in our spring and summer. Our expenses are also affected by higher volume of sales as it brings a commensurate increase in costs.

      o     Our cash receipts are affected by the price at which we sell our products, which is subsequently influenced by the purchasing power of the Argentine population and the fluctuations in international prices. Our cash inflows are also affected by our outstanding account receivables. Although we do not foresee significant changes in our payment or collection terms, we realize that we are exposed to adverse consequences due to the current extension of payment terms. However, we believe that we are able to keep such risk under control, given our bargaining power due to our leading market position.

      o     Our cash flows generally may also be affected by changes in the
            Argentine and Brazilian economies, including inflation, devaluation and price controls or regulations.

            These factors may cause us to need additional funds for working capital purposes. We believe that any working capital needs could be covered by specific short-term loans, including pre-export financing.

            We have an agreement with Crecera Finance Company LLC, a financial institution based in San Francisco, California, which provides a committed pre-export facility of $5 million, valid until December 2006, and believe that further facilities would be available from local banks and other financial institutions.

SOURCES AND USES OF FUNDS - THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005.

----------------------------------------------------------------------------------------------------------
                                 CASH FLOW STATEMENT
                                (IN MILLIONS OF PESOS)                                  1Q06        1Q05
----------------------------------------------------------------------------------------------------------

 CASH FLOWS FROM OPERATING ACTIVITIES:
 Net (loss) gain before extraordinary items                                             -19.7         3.2
 Net interest expense and other financial results                                        28.1         5.3
 Provision for income tax                                                                 0.6         0.1
 Other non-cash items                                                                    27.3        28.7
                                                                                   -----------------------
NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES BEFORE WORKING CAPITAL NEEDS          36.3        37.3
 Net change in working capital and other                                                -29.6        12.4
                                                                                   -----------------------
 NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES                                       6.7        49.7
 NET CASH USED IN EXTRAORDINARY ITEMS                                                     0.0        -1.2
                                                                                   -----------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                                                6.7        48.5

 CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property, plant and equipment                                               -6.3        -3.2
 Purchase of plantations in progress                                                     -1.1        -0.3
 Proceeds from sale of fixed assets and other                                             1.0         0.5
 Net increase in non-current investments                                                 -0.5         0.0
                                                                                   -----------------------
 NET CASH USED IN INVESTING ACTIVITIES                                                   -6.9        -3.0

 CASH FLOWS FROM FINANCING ACTIVITIES:
 Cash contributions from shareholders                                                     0.0        42.4
 Net decrease in borrowings                                                              -2.9       -19.0
 Payment of interest                                                                     -0.5        -2.0
 Net decrease in other liabilities                                                       -0.9        -0.7
                                                                                   -----------------------
 NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                     -4.3        20.7

 (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                        -4.5        66.2
 CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                          80.8        76.2
                                                                                   -----------------------
 CASH AND CASH EQUIVALENTS AT END OF PERIOD                                              76.3       142.4
----------------------------------------------------------------------------------------------------------

            Cash flow from operating activities during first quarter 2006 amounted to Ps.6.7 million, Ps.41.8 million less than 2005. Such reduction is primarily attributable to our working capital needs, which were only partially compensated by better economic results. Cash from operating activities can be split in three components:

      o     Cash generated from the ordinary operating activities, before working capital needs, which amounted to Ps.37.3 million and Ps.
            36.3 million during first quarter 2005 and 2006, respectively,

      o     Cash generated from, or applied to, changes in operating accounts, which represented a cash inflow of Ps.12.4 million and a cash outflow of Ps.29.6 million in first quarter 2005 and 2006, respectively. Such change in operating accounts resulted principally from an increase in our inventories and our higher activity level.

      o     Cash used in extraordinary activities, which amounted to Ps.1.2 million during first quarter 2005.

            Cash used in investing activities during first quarter 2006, amounted to Ps.6.9 million, Ps.3.9 million more than in the same period of the previous year, primarily due to an increase in capital expenditures.

            Cash used in financing activities amounted to Ps.4.3 million during first quarter 2006, which compares with Ps. 20.7 million used during first quarter 2005. The decrease is primarily due to the combined effect of (i) a decrease in payments of principal and interest of Ps.17.4 million during first quarter 2006 as compared with 2005 (from Ps.21.7 million to Ps. 4.3 million), and (ii) cash capital contributions of Ps.42.4 million, received from our shareholders during 2005.

            As a consequence of the aforementioned changes, during first quarter
2006 our cash balance decreased Ps.66.1 million, from Ps.142.4 million as of
March 31, 2005 to Ps.76.3 million as of March 31, 2006.

DEBT SERVICE

            As of March 31, 2006, our financial indebtedness was divided as follows:

       ---------------------------------------------------------------
                         Type of debt               NPV         Face
       ---------------------------------------------------------------
        Notes due 2008                               0.4          0.4
        Secured debt due 2010                        5.2          5.2
        Floating Rate debt due 2011                 39.4         50.6
        8% Senior Notes due 2012                   135.6        160.3
        8% Debt due 2013                            12.2         15.0
        Other                                        1.6          1.6
                                              ------------------------
        Total - principal                          194.4        233.1
        Accrued interest                             4.6          4.6
                                              ------------------------
        Total debt                                 199.0        237.7
       ---------------------------------------------------------------

            These amounts are expressed in millions of U.S. dollars, as practically all of our financial debt is U.S. dollar denominated.

            The net present value of our debt has been calculated, when so required by the Argentine GAAP, applying an interest rate of 12% p.a.

            The following is the maturity profile of the main items of our financial debt (principal only):

                                   Collateralized
                                      Floating
                    Senior Notes   Rate Debt due      Fixed Rate
            Year      due 2012          2011        Debt due 2013   Secured Debt      Total
          ----------------------------------------------------------------------------------

            2006             0.0              0.0             0.0            0.5        0.5
            2007             0.0              2.5             0.0            0.6        3.1
            2008             0.0              5.1             0.0            1.1        6.2
            2009             0.0              7.6             0.0            2.2        9.8

            2010             0.0             15.2             0.0            1.1       16.3
            2011             0.0             20.2             0.0            0.0       20.2
            2012           160.3              0.0             0.0            0.0      160.3
            2013             0.0              0.0            15.0            0.0       15.0
                    ------------------------------------------------------------------------
            Total          160.3             50.6            15.0            5.5      231.4
          ----------------------------------------------------------------------------------

CAPITAL EXPENDITURES

            Given the substantial increase in raw milk production experienced in
Argentina since 2004, its expected further increase over the next few years, the high prices for dairy products in the international markets, as well as the commercial opportunities open to us in the international markets, we are planning to enlarge our powdered milk production capacity as well as to increase our reception capacity for raw milk, given the expected increase in raw milk production over the next few years. The details of this investment remain currently under review (including both technical and cost aspects), however, we believe that its cost will be no less than $20 million, to be disbursed mostly since 2006 through the first semester of 2008. We recently began to evaluate a new project to increase our own generation of electricity for our main industrial plants, due to a potential shortage of energy in Argentina over the next few years. Excluding these projects, our future capital expenditures will be limited to maintenance items, that is, those necessary to maintain the productive capacity of our plants. We estimate that the amount required for this purpose in 2006 will be slightly below $9.0 million. We also estimate that such capital expenditures could increase gradually over the following years. We expect to finance our capital expenditures through cash generated from operations and therefore our ability to make these expenditures is dependent on, among other things, our ability to generate sufficient funds internally.

                                                        Deloitte & Co. S.R.L.
                                                        Florida 234 5(degree)
                                                        Capital Federal
                                                        C1005AAF
                                                        Argentina
DELOITTE(R)
                                                        Tel: 54 (11) 4320-2700 /
                                                        4326-4046
                                                        Fax: 54 (11) 4325-8081
                                                        www.deloitte.com.ar

                                AUDITORS' REPORT
                                (limited review)

To the Board of Directors of
MASTELLONE HERMANOS SOCIEDAD ANONIMA
Encarnacion Ezcurra 365 - 2(degree) floor - Suite 310
Buenos Aires

1.    IDENTIFICATION OF FINANCIAL STATEMENTS SUBJECTED TO OUR REVIEW

We have reviewed the consolidated balance sheets of Mastellone Hermanos Sociedad
Anonima and its consolidated subsidiaries (the "Company" - subsidiaries detailed in Note 2 a) to the consolidated financial statements) as of March 31, 2006, and the related consolidated statements of operations, shareholders' equity and cash flows together with their Notes 1 to 14 for the three-month period ended March
31, 2006, all expressed in Argentine pesos.

The financial statements referred to above were prepared and issued by the
Company's Management and Board of Directors, acting in accordance with its exclusive functions. Our responsibility is to issue a limited review report based on the review carried out pursuant to the scope of work outlined in section 2.

2.    SCOPE OF OUR WORK

Our review was limited to the application of the procedures established by the auditing standards ruling in the Republic of Argentina, approved by the
Professional Council in Economic Sciences of the City of Buenos Aires for the
limited review of financial statements corresponding to interim periods. These standards determine a scope which is substantially less than the application of the auditing procedures necessary to be able to issue an audit opinion on the financial statements taken as a whole. Those standards consist basically of applying analytical procedures on amounts included in the financial statements, of carrying out global tests, and of making inquiries of persons responsible for preparing the information included in the financial statements.

Consequently, we do not express an opinion on the Company's consolidated financial position, the consolidated results of its operations, the changes in shareholders' equity or the consolidated cash flows as of March 31, 2006.

                                       F-1

3.    ADDITIONAL PARAGRAPHS

a)    We have previously audited, in accordance with auditing standards generally accepted in Argentina, the consolidated balance sheet of
      Mastellone Hermanos Sociedad Anonima as of December 31, 2005 (which is presented as comparative financial statement for the consolidated balance sheet as of March 31, 2006). Our opinion on the financial statements as of that date, based on an audit examination, unqualified, was dated March 9,
      2006.

b)    Furthermore, the consolidated statements of operations, of changes in shareholders' equity and of cash flows for the three-month period ended
      March 31, 2005, as well as the related additional disclosures, are presented in comparative form with the figures for the three-month period ended March 31, 2006. On May 10, 2005, we issued our limited review report on the Company's consolidated financial statements for the three-month period ended March 31, 2005, which included no observations.

4.    AUDITORS' REPORT

Based on our work, as detailed in section 2. of this report, that did not include all the auditing procedures that would allow us to express an audit opinion on the consolidated financial statements subjected to our review, we report that:

a)    the consolidated financial statements as of March 31, 2006 referred to in section 1. of this report, prepared in accordance with accounting principles generally accepted in Argentina, have been prepared in agreement with the basis of consolidation described in Note 2 a) to the consolidated financial statements, which follow the guidelines of
      Technical Resolution N(degree) 21 of the Argentine Federation of
      Professional Councils in Economic Sciences, and its Note 14, that contains segment information, has been prepared following the guidelines of
      Technical Resolution N(degree) 18 of the same Federation; and

b)    we have no observations to present on the information included in the financial statements referred to in the preceding paragraph.

5.    SPECIAL INFORMATION REQUIRED BY LEGAL REGULATIONS IN FORCE
      (three-month period ended March 31, 2006)

      a)    The financial statements referred to in section 1. are presented in accordance with General Resolution N(degree) 434/03 of the National
            Securities Commission and are recorded in the registered book
            Inventario y Balances.

      b)    As a part of our work, the scope of which is described in section
            2., we have reviewed the consolidated Informative Summary shown in
            F-4 to F-6, prepared by the Company's Management and Board of
            Directors and required by the National Securities Commission, on which, in what is subject of our competence, we have no observations to present, except in what concerns to the lack of comparability in:

                                       F-2

            o     the consolidated summarized financial position (point 2. of the consolidated Informative Summary) between the information as of March 31, 2003 through 2006 and that corresponding to
                  March 31, 2002, because the latter has not been restated to give retroactive effect to the new accounting standards
                  (Resolution N(degree) 434/03 of the National Securities
                  Commission);

            o     the consolidated summarized financial position (point 2. of the consolidated Informative Summary) between the information as of March 31, 2004 through 2006 and that corresponding to
                  March 31, 2002 and 2003, because the latter has not been
                  restated to give retroactive effect to the new accounting
                  standards (Resolution N(degree) 459/04 of the National
                  Securities Commission); and

            o     the consolidated summarized statement of operations (point 3.
                  of the consolidated Informative Summary) between the
                  information for the three-month periods ended March 31, 2003 through 2006 and that of 2002, because the latter has not been restated to give retroactive effect to the new accounting
                  standards (Resolution N(degree) 459/04 of the National
                  Securities Commission).

      c)    As per the above mentioned accounting records, the accrued liability with the Social Security National Regime as of March 31, 2006, for
            pension contributions and withholdings to personnel, amounted to thousands of pesos 2,189, and was not yet due at that date.

Buenos Aires, Argentina.
May 11, 2006

     ALBERTO LOPEZ CARNABUCCI (PARTNER)
           Contador Publico (UBA)
C.P.C.E.C.A.B.A. T(degree) 212 F(degree) 200

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein
(association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte,"
"Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names.
Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

                                       F-3

                      MASTELLONE HERMANOS SOCIEDAD ANONIMA

                        CONSOLIDATED INFORMATIVE SUMMARY
                              AS OF MARCH 31, 2006
                             (in thousands of pesos)

1.    BRIEF COMMENT ON THE COMPANY'S ACTIVITIES

      Sales' growth continued during the first quarter of 2006, showing an increase of 15.9% mainly due to more operations in the local market, partially offset by a decrease in exports. This situation marks the
      Company's success in achieving its goal of comercial and financial consolidation and growth. As we already informed in our Informative
      Summary accompanying our financial statements as of December 31, 2005, unfortunately the situation is completely different from the margins standpoint, which are being impaired by larger costs that could not be transfered to prices in the domestic market, and the heavy burden of export rights in the external market.

2.    SUMMARIZED CONSOLIDATED FINANCIAL POSITION

                                              03/31/2006       03/31/2005       03/31/2004       03/31/2003       03/31/2002
                                            ---------------------------------------------------------------------------------
                                                                          (in thousand pesos)

      Current assets                             458,905          431,327          502,400          452,458          561,283
      Non-current assets                       1,114,150        1,186,329        1,312,157        1,469,711        2,149,906
                                            ---------------------------------------------------------------------------------
          TOTAL                                1,573,055        1,617,656        1,814,557        1,922,169        2,711,189
                                            =================================================================================

      Current liabilities                        243,110          216,594          730,864          575,397          663,705
      Non-current liabilities                    652,158          640,973          754,967          804,070        1,431,678
                                            ---------------------------------------------------------------------------------
                                                 895,268          857,567        1,485,831        1,379,467        2,095,383
      Minority participation in
        subsidiary companies                           1                1               19            5,678            6,351
      Shareholders' equity                       677,786          760,088          328,707          537,024          609,455
                                            ---------------------------------------------------------------------------------
          TOTAL                                1,573,055        1,617,656        1,814,557        1,922,169        2,711,189
                                            =================================================================================

      Amounts corresponding to March 31, 2003 through 2006 have been prepared on the basis of the new accounting standards (Resolution N(degree) 434/03 of the National Securities Commission).

      Amounts corresponding to March 31, 2004 through 2006 have been prepared on the basis of the new accounting standards (Resolution N(degree) 459/04 of the National Securities Commission).

                                       F-4

3.    SUMMARIZED CONSOLIDATED STATEMENTS OF OPERATIONS

                                              03/31/2006       03/31/2005       03/31/2004       03/31/2003       03/31/2002
                                            ----------------------------------------------------------------------------------
                                                                          (in thousand pesos)

Operational ordinary results - income
  (loss)                                             498              387          (17,615)          (9,659)          (4,565)
Financial and holding results                    (18,491)             711           (6,714)           8,743           (3,037)
Other income and expenses, net                    (1,165)           2,179           (4,424)          (4,731)          (3,845)
Participation in results of affiliated
  companies (clause 33 - Law N(degree)
  19,550)                                                                                                               (750)
                                            ----------------------------------------------------------------------------------
       SUBTOTAL - (LOSS) INCOME                  (19,158)           3,277          (28,753)          (5,647)         (12,197)
Income tax                                          (555)             (86)              41
Minority interest in subsidiary
   companies                                          (1)               1               (1)            (394)             102
                                            ----------------------------------------------------------------------------------
   ORDINARY RESULT - (LOSS) INCOME               (19,714)           3,192          (28,713)          (6,041)         (12,095)
                                            ----------------------------------------------------------------------------------
Extraordinary item                                                 26,136                                           (239,938)
Income tax                                                                                                              (797)
Minority interest in subsidiary
   companies                                                                                                            (163)
                                            ----------------------------------------------------------------------------------
   EXTRAORDINARY RESULTS - INCOME
      (LOSS)                                                       26,136                                           (240,898)
                                            ----------------------------------------------------------------------------------
    NET (LOSS) INCOME FOR THE PERIOD             (19,714)          29,328          (28,713)          (6,041)        (252,993)
                                            ==================================================================================

      Amounts corresponding to March 31, 2003 through 2006 have been prepared on the basis of the new accounting standards (Resolution N(degree) 459/04 of the National Securities Commission).

4.    PRODUCTION AND SALES VOLUME

                                                                           ACCUMULATED SALES
                                              03/31/2006       03/31/2005       03/31/2004       03/31/2003       03/31/2002
                                            ----------------------------------------------------------------------------------
                                                                      (in thousand liters of milk)

      Domestic market                            286,428          275,352          248,647          229,326          264,274
      Foreign market                              56,726           61,216           53,090           35,141           97,125
                                            ----------------------------------------------------------------------------------
          TOTAL                                  343,154          336,568          301,737          264,467          361,399
                                            ==================================================================================

      The production volumes are similar to sales volumes due to the perishable nature of marketed products.

                                       F-5

5.    RATIOS

                                              03/31/2006       03/31/2005       03/31/2004       03/31/2003       03/31/2002
                                            ----------------------------------------------------------------------------------

      Current assets to current
       liabilities                                  1.89             1.99             0.69             0.79             0.85
      Shareholders' equity to
       total liabilities                            0.76             0.89             0.22             0.39             0.29
      Non-current assets to total
       assets                                       0.71             0.73             0.72             0.76             0.79

6.    OUTLOOK

      We continue to foresee a positive trend in sales volumes and availability of raw milk. However, margins are already affected by additional costs which could not be trasfered to prices. In light of the expected increase in several costs, the consequent compression will have to be addressed by somehow transfering the increase to sale's prices, in order to maintain the continuity of operations.

Buenos Aires, May 11, 2006

                                       F-6

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2006
AND DECEMBER 31, 2005
(in thousands of Argentine pesos)

                                                                                       MARCH             DECEMBER
                                                                                      31, 2006           31, 2005
                                                                                  ----------------   ----------------

    ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                               76,315             80,777
  Trade accounts receivable, net (Note 3 a)                                              144,855            139,771
  Other receivables, net (Notes 3 b and 7)                                                22,575             24,415
  Inventories (Note 3 c)                                                                 215,160            213,797
  Other current assets (Note 3 d)                                                                               942
                                                                                  ----------------   ----------------
       TOTAL CURRENT ASSETS                                                              458,905            459,702
                                                                                  ----------------   ----------------

NON-CURRENT ASSETS
  Other receivables, net (Note 3 b)                                                       43,233             41,630
  Deferred income tax (Note 3 e)                                                               7                 47
  Investments                                                                             12,410             11,886
  Spare parts and supplies (Note 3 f)                                                     26,915             27,031
  Property, plant and equipment, net (Notes 3 g and 7)                                   956,668            974,236
  Plantations in progress (Note 3 h)                                                      60,170             59,207
  Intangible assets, net (Note 3 i)                                                          104                112
  Other non-current assets (Notes 3 d and 7)                                              14,643             14,443
                                                                                  ----------------   ----------------
       TOTAL NON-CURRENT ASSETS                                                        1,114,150          1,128,592
                                                                                  ----------------   ----------------
       TOTAL                                                                           1,573,055          1,588,294
                                                                                  ================   ================

       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable (Notes 3 j and 7)                                                     172,547            190,011
  Loans (Notes 3 k and 7)                                                                 18,897              7,335
  Taxes, accrual for tax relief and other (Notes 3 l, 7 and 8)                            21,242             22,171
  Accrued salaries, wages, payroll taxes and others (Note 3 m)                            26,131             25,629
  Accrued litigation and other expenses (Note 3 n)                                         4,293              4,375
                                                                                  ----------------   ----------------
       TOTAL CURRENT LIABILITIES                                                         243,110            249,521
                                                                                  ----------------   ----------------

NON-CURRENT LIABILITIES
  Accounts payable (Notes 3 j and 7)                                                      13,178             14,262
  Loans (Notes 3 k and 7)                                                                594,520            582,021
  Taxes and accrual for tax relief (Notes 3 l, 7 and 8)                                   32,960             32,815
  Accrued salaries, wages, payroll taxes and others (Note 3 m)                               773                764
  Accrued litigation and other expenses (Note 3 n)                                        10,727             11,410
                                                                                  ----------------   ----------------
       TOTAL NON-CURRENT LIABILITIES                                                     652,158            641,272
                                                                                  ----------------   ----------------
       TOTAL LIABILITIES                                                                 895,268            890,793
MINORITY INTEREST                                                                              1                  1
SHAREHOLDERS' EQUITY                                                                     677,786            697,500
                                                                                  ----------------   ----------------
       TOTAL                                                                           1,573,055          1,588,294
                                                                                  ================   ================

        The accompanying Notes are an integral part of these consolidated financial statements.

                                       F-7

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(in thousands of Argentine pesos)

                                                                                       MARCH              MARCH
                                                                                      31, 2006           31, 2005
                                                                                  ----------------   ----------------

Net sales (Note 3 o)                                                                     425,398            367,138
Cost of sales (Note 3 p)                                                                (334,898)          (295,089)
                                                                                  ----------------   ----------------
    GROSS INCOME                                                                          90,500             72,049

Expenses:
  Selling (Note 3 q)                                                                     (74,428)           (57,704)
  General and administrative (Note 3 q)                                                  (15,291)           (13,052)
  Other (Note 3 q)                                                                          (283)              (906)
                                                                                  ----------------   ----------------
    OPERATING INCOME                                                                         498                387

Other (expenses) income, net  (Note 3 r)                                                  (1,165)             2,179
Interest expense                                                                         (14,082)           (13,391)
Interest income                                                                              859                486
Holding results and other financial results (including charges due to
  adjustments to present value)                                                           (5,268)            13,616
                                                                                  ----------------   ----------------
(LOSS) INCOME BEFORE INCOME TAX, MINORITY INTEREST AND EXTRAORDINARY
  ITEM                                                                                   (19,158)             3,277

Income tax (Note 3 s)                                                                       (555)               (86)
Minority interest                                                                             (1)                 1
                                                                                  ----------------   ----------------
      NET (LOSS) INCOME BEFORE EXTRAORDINARY ITEM                                        (19,714)             3,192
                                                                                  ----------------   ----------------

Extraordinary item - Income (Note 3 t)                                                                       26,136
Income tax (Note 3 u)
                                                                                                     ----------------
      EXTRAORDINARY INCOME                                                                                   26,136
                                                                                  ----------------   ----------------
      NET (LOSS) INCOME FOR THE PERIOD                                                   (19,714)            29,328
                                                                                  ================   ================

EARNINGS PER COMMON SHARE
       (Loss) income before extraordinary income                                           (0.04)              0.01
       Extraordinary income                                                                                    0.05
                                                                                  ----------------   ----------------
       TOTAL                                                                               (0.04)              0.06
                                                                                  ================   ================

        The accompanying Notes are an integral part of these consolidated financial statements.

                                       F-8

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE
THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(in thousands of Argentine pesos)

                                                                            2006                                         2005
                                         --------------------------------------------------------------------------   -----------
                                                                                         Retained
                                                 Shareholders' contributions             earnings          Total         Total
                                         ------------------------------------------   ---------------
                                                         Adjustment
                                           Common        to common                      Accumulated
                                            stock          stock           Total          losses

BALANCE AT BEGINNING OF YEAR               457,547          273,213       730,760           (33,260)      697,500       683,115

  Irrevocable capital contributions
   accepted by the Board of Directors
    on February 8, 2005 (Note 6):
     Shares in other company                                                                                              5,305
     Cash                                                                                                                42,392

  Resolution of General Ordinary and
   Extraordinary Shareholders' Meeting
    held on March 31, 2005 (Note 6):
     Adjustment to irrevocable capital
      contributions - shares
       in other company                                                                                                     (52)

  Resolution of General Ordinary and
   Extraordinary Shareholders' Meeting
    held on March 31, 2006 (Note 6):                        (33,260)      (33,260)           33,260
     Absorption of accumulated losses

Net (loss) income for the period                                                            (19,714)      (19,714)       29,328

                                         --------------------------------------------------------------------------   -----------
BALANCE AT END OF PERIOD                   457,547          239,953       697,500           (19,714)      677,786       760,088
                                         ==========================================================================   ===========

        The accompanying Notes are an integral part of these consolidated financial statements.

                                       F-9

MASTELLONE HERMANOS SOCIEDAD ANONIMA
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
(in thousands of Argentine pesos)

                                                                                       MARCH              MARCH
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS                                        31, 2006           31, 2005
                                                                                  ----------------   ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income before extraordinary items                                             (19,714)             3,192
Adjustments to reconcile net (loss) income before extraordinary item to net cash provided by operating activities:
  Interest expense                                                                        14,082             13,391
  Interest income                                                                           (111)               (59)
  Provision for income tax                                                                   555                 86
  Depreciation of property, plant and equipment                                           23,745             24,564
  Supplies consumption                                                                     1,312                985
  Amortization of intangible assets                                                            8                 31
  Amortization of other investments                                                           77                 84
  Provision for doubtful accounts, sale rebates, other assets, litigation and
    contingencies                                                                          2,076              3,159
  Financial and holding results, net                                                      14,012             (8,129)
  Loss (gain) on sale and retirements of assets                                               67                (44)
  Payments of interest                                                                        (9)                (1)
  Collection of interest                                                                     111                 56
                                                                                  ----------------   ----------------
SUBTOTAL                                                                                  36,211             37,315
Net change in working capital and other components (Note 2 c) 19)                        (29,553)            12,365
                                                                                  ----------------   ----------------
NET CASH PROVIDED BY ORDINARY OPERATING ACTIVITIES                                         6,658             49,680
                                                                                  ----------------   ----------------
Extraordinary item - Income                                                                                  26,136
Adjustments to reconcile extraordinary item - income to net cash used in extraordinary item:
  Notes registration's fees and expenses                                                                        350
  Net gain on renegotiation of debt                                                                         (27,656)
                                                                                  ----------------   ----------------
NET CASH USED IN EXTRAORDINARY ITEM                                                           --             (1,170)
                                                                                  ----------------   ----------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                  6,658             48,510
                                                                                  ----------------   ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment                                               (6,292)            (3,227)
  Purchase of plantations in progress                                                     (1,077)              (321)
  Proceeds from sale of property, plant and equipment and other assets                       991                492
  Acquisition of non-current investments                                                    (481)
                                                                                  ----------------   ----------------
NET CASH USED IN INVESTING ACTIVITIES                                                     (6,859)            (3,056)
                                                                                  ----------------   ----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash contributions from shareholders                                                                       42,392
  Additional borrowings                                                                                         205
  Payments of principal                                                                   (2,885)           (19,221)
  Payments of interests                                                                     (487)            (1,978)
  Net decrease in other liabilities                                                         (889)              (657)
                                                                                  ----------------   ----------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                       (4,261)             20,741
                                                                                  ----------------   ----------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                          (4,462)            66,195
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                            80,777             76,229
                                                                                  ----------------   ----------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                                                76,315            142,424
                                                                                  ================   ================

        The accompanying Notes are an integral part of these consolidated financial statements.

                                      F-10

MASTELLONE HERMANOS SOCIEDAD ANONIMA
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Argentine pesos)

NOTE 1 - THE COMPANY - OPERATIONS AND MAJOR CUSTOMERS

Mastellone Hermanos Sociedad Anonima and its consolidated subsidiaries (the
"Company") is Argentina's leading processor and manufacturer of fresh consumption dairy products.

Its sales are concentrated in the Buenos Aires metropolitan area, Argentina's largest market for such products, but the Company's operations cover practically every significant market throughout the rest of the country.

The Company also exports dairy products (mainly powdered milk) and provides a number of services (including raw milk procurement and industrial services) to
Danone Argentina S.A. (Danone) under long-term agreements (see Note 9).

No single customer accounts in excess of 10% of the Company's net sales.

The Company's sales by distribution channels were as follows:

                                                      MARCH           MARCH
                                                     31, 2006       31, 2005
                                                  --------------  -------------
Domestic sales:
    Traditional retailers and supermarkets              305,566        256,739
    Government and commercial bids                       32,788         31,561
    Other                                                22,633         17,567
    Services                                              6,798          5,549
Export / Foreign                                         57,613         55,722
                                                  --------------  -------------
                        TOTAL                           425,398        367,138
                                                  ==============  =============

NOTE 2 - ACCOUNTING POLICIES

A)    CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the Republic of Argentina ("Argentine GAAP"). The format and disclosures have been adapted to conform more closely to the form and content of financial statements presented in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

      The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated in the consolidation.

                                      F-11

      The accounts of the following companies were included in consolidation:

                                                                   % OF HOLDING
                                                         MARCH       DECEMBER      MARCH
                        COMPANY                         31, 2006     31, 2005     31, 2005
    -----------------------------------------------   --------------------------------------

      Con-Ser Promotora y Asesora de Seguros S.A.          99.99          99.99      99.99
      Frigorifico Rydhans S.A.                            100.00         100.00     100.00
      Leitesol I.C.S.A. (1)                               100.00         100.00     100.00
      Marca 4 S.A.                                         99.99          99.99      99.99
      Mastellone Hermanos do Brasil Comercial e
       Industrial e Ltda (dormant)                        100.00         100.00     100.00
      Mastellone San Luis S.A.                            100.00         100.00     100.00
      Promas S.A.                                         100.00         100.00     100.00
      Puralactea S.A.                                     100.00         100.00     100.00

      (1)   Leitesol I.C.S.A. is a Brazilian subsidiary of Mastellone Hermanos
            Sociedad Anonima. It is an integrated subsidiary, with no
            independent cash flow, trading exclusively Company's products in the
            Brazilian market. The remeasurement of the financial statements of
            Leitesol I.C.S.A. from foreign currency to local currency was credited or charged to consolidated statements of operations.

B)    REVENUE RECOGNITION

      The Company and its foreign subsidiary recognize revenue from product sales when a product has been delivered and risk of loss has passed to the customer, collection of the resulting receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed or determinable.
      Delivery occurs, in the case of product sales to domestic customers, when products are received by or physically transferred to the custody of the customers, generally at their respective warehouses as the term of such shipments is usually FOB Destination. In the case of product sales to customers outside Argentina, delivery occurs after the Company has completed customs shipment procedures domestically and has transferred custody of the product to buyer's transportation carrier as the term of such shipments is usually FOB Shipping Point. The Company records cash discounts and volume rebates at the time the related revenue from product sale is recognized. Such discounts are reported as reduction from the related revenue from product sale. It also maintains allowance for doubtful accounts based on customer collection history and for trade discounts and sales returns based on historical experience.

      The Company recognizes service revenues as follows: (i) production of specific products on behalf of other companies ("facon" agreements) - when a customer picks up the product produced from the Company's manufacturing facilities; (ii) procurement of raw milk for Danone- when the Company delivers the raw milk it procured to the manufacturing facility of Danone;
      and (iii) provision of marketing and other administrative services to
      Logistica La Serenisima Sociedad Anonima - over the agreed service period.

                                      F-12

C)    VALUATION CRITERIA

      1)    Accounting principles

            As from January 1, 2006 the Company applies the valuation and presentation criteria established by Technical Resolutions N(degree)
            8, 9 and 16 to 22 issued by the Argentine Federation of Professional
            Councils in Economic Sciences and approved by the Professional
            Council in Economic Sciences of the City of Buenos Aires through
            Resolution CD N(degree) 93/05, with certain modifications introduced by the Argentine National Securities Commission (Comision Nacional
            de Valores or CNV) through General Resolutions N(degree) 485/05 and
            487/06. Until December 31, 2005 the Company applied the above mentioned technical resolutions, approved by the Professional
            Council in Economic Sciences of the City of Buenos Aires through
            Resolution CD N(degree) 87/03, with certain modifications introduced by the CNV. The application of the new accounting principles (as they were adopted by the Company) did not have material impact on the Company's financial position or results of operations (see Note
            1 c) 16).

            In the case of non-monetary assets added before March 1, 2003, costs are restated to reflect the effects of inflation as of February 28,
            2003 (according to Technical Resolution N(degree) 6 issued by the
            Argentine Federation of Professional Councils in Economic Sciences,
            in force from January 2002 through the above mentioned date).

      2)    Monetary item - Cash, cash equivalents, receivables and liabilities stated in Argentine pesos, have been valued at their nominal values plus accrued interest as of the end of the period or year, when applicable.

            Long-term receivables and payables, non-interest earning or bearing, have been valued at their present value.

      3)    Foreign currency denominated assets and liabilities - Foreign currency denominated assets and liabilities have been stated at the closing exchange rate. On March 6, 2002, the Professional Council in
            Economic Sciences issued Resolution MD N(degree) 3/2002 that mandated the capitalization of exchange differences arising from foreign currency denominated liabilities used to finance, directly, the acquisition, production or construction of an asset. Resolution
            MD N(degree) 3/2002 included also an option to capitalize exchange differences in other assets financed indirectly with foreign currency denominated liabilities. The Company adopted such optional treatment for the acquisition or construction of property, plant and equipment indirectly financed in foreign currencies (see points 7)
            and 8) below).

            Resolution CD N(degree) 87/2003 issued by the Professional Council in Economic Sciences and effective July 28, 2003, superseded
            Resolution MD N(degree) 3/2002, so that the Company capitalized exchange differences generated up to the

                                      F-13

            abovementioned date, which are currently part of the assets' cost, net of the corresponding depreciation.

            Foreign currency denominated long-term receivables and payables, non-interest earning or bearing, have been valued at their present value.

      4)    Inventories

            o     Finished goods - These are stated at the current replacement cost at the end of the period or year, net of those expenses related to production inefficiencies or idle capacity of
                  plants, if any. Such expenses are recognized in earnings under caption "Other", included in operating expenses in the
                  consolidated statements of operations.

            o     Raw materials, packaging materials, and work in progress -
                  These are valued at their current replacement cost at the end of the period or year. Inventories write-offs are directly charged to the consolidated statements of operations.

            o     Cuts of bovine meat - These are valued at their net realizable value at the end of the period or year.

            The value of inventories thus determined, taken as a whole, does not exceed their estimated recoverable value (which is net realizable value, or net selling price less direct selling expenses).

      5)    Spare parts and supplies

            These are stated at acquisition or current replacement cost at the end of the period or year, or, when applicable, at price of last purchases.

            The value of spare parts and supplies, taken as a whole, does not exceed their estimated recoverable value.

      6)    Other assets

            These consist of property, plant and equipment (all included in the dairy products segment) held for sale and are valued at their net realizable value at the end of the period or year (that is, fair market value less selling expenses). These assets are not
            depreciated.

            As of March 31, 2006 and December 31, 2005, this caption includes mainly the cheese plant mentioned in Note 5 b).

            Loss related to the write-down to fair value less selling expenses is included under caption "Other income (expenses), net".

                                      F-14

      7)    Investments

            These mainly consist of private bonds (valued at historical cost plus interest accrued), certain properties and an aircraft (valued at cost as restated to reflect the effects of inflation, net of accumulated depreciation), investments in other companies valued at cost, and contributions to environmental projects valued at amount contributed.

      8)    Property, plant and equipment

            -     Original value:

                  o     Property, plant and equipment - These assets are valued
                        at cost as restated to reflect the effects of inflation.
                        Construction in progress includes interest capitalized
                        during the construction period related to loans obtained
                        to finance these constructions, also as restated to
                        reflect the effects of inflation.

                  o     Capitalization of exchange losses - As discussed in
                        point 3) above, exchange losses generated until July 27,
                        2003 arising from the direct or indirect financing for
                        the acquisition, construction or installation of
                        property, plant and equipment, have been capitalized as
                        part of the cost of such assets, net of the effect of
                        restating the historical costs to reflect the effects of
                        inflation.

            -     Depreciation - Depreciation is calculated using the
                  straight-line method on the restated balances of the assets.

                  Rates applicable are as follows

                                                                                  %
                                                                         --------------------

                      Land and buildings                                   2.5, 2.86 and 4
                      Machinery and equipment, containers and tools        5, 10, 20 and 33
                      Fittings, laboratory equipment and furniture            10 and 25
                      Vehicles                                                    20
                      Buildings improvements                                      4

            The carrying value of these assets does not exceed their discounted economic recoverable value. As from December 31, 2004 the analysis was carried out separately for the cheese maturing activity and the general dairy business since the cash flows from the cheese maturing business is independent from the cash flows from the general dairy business of the Company. Such analysis is updated every year.

      9)    Plantations in progress

            These are valued at cost as restated to reflect the effects of inflation, and will be transferred to a definitive account and will be amortized from the time the plantation (mainly olives) starts producing at the standard commercial level considered by the industry. The balance includes development costs for the

                                      F-15

            plantation, as well as the capitalization of interest and exchange differences related to loans obtained to finance the aforementioned plantations.

            The carrying value of these assets, taken as a whole, does not exceed their economic recoverable value.

      10)   Intangible assets (trademarks)

            o     Original value - These are carried at cost as restated to
                  reflect the effects of inflation.

            o     Amortization - It was computed on a straight-line basis, over its estimated useful life (10 years). It is computed on the restated cost of the assets.

      11)   Senior Notes due 2008 and other loans - These are stated at nominal value of the principal plus interest accrued at the end of the period or year (both normal and penalty interests, in the case of debt in default).

      12)   Restructured financial debt (including Senior Notes due 2012) -
            These are stated at nominal value of the principal plus interest accrued at the end of the period or year, net of adjustment to present value as the exchange of debt instruments with substantially different terms is considered an extinguishment of the old debt instrument under Argentine accounting standards, with the old debt instrument derecognized from the consolidated balance sheets. The new debt instrument should be initially recorded at fair value and such amount is used to determine the debt extinguishment gain or loss to be recognized. Fair value is determined as the present value of the future cash flows to be paid (including payment of interest)
            under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money. A market interest rate of 12% per annum was used to determine the present value of the future cash flows of the new debt.

      13)   Capital stock - Total capital consists of common stock, additional paid-in capital and irrevocable capital contributions. These have been restated to reflect the effects of inflation, the excess over their nominal value being credited to a supplementary account named
            Adjustment to capital. General Ordinary and Extraordinary
            Shareholders' Meeting held on March 31, 2005 approved the
            capitalization of irrevocable capital contributions for a total amount of 47,645.

            Irrevocable capital contributions are cash contributions and contributions in kind made by the shareholders which are accepted by the Company's Board of Directors on account of future capital increases, and are formalized through an agreement with those shareholders. The agreement provides that these contributions should exclusively be destined to the issuance of new shares whenever the shareholders so decide. If at any time the Board proposes to return them to the shareholders, such resolution must be taken in an extraordinary shareholders' meeting with same formalities as those required by the Argentine Corporations Law for capital stock reductions. Provided that

                                      F-16

            these conditions are met, these contributions are disclosed as part of shareholders' equity in accordance with Argentine GAAP and with regulations of the Argentine National Securities Commission.

            General Ordinary and Extraordinary Shareholders' Meetings held on
            March 31, 2006 and March 31, 2005 approved the partial application of the outstanding balance of adjustment to capital as of December
            31, 2005 and 2004, respectively, to absorb accumulated losses.

      14)   Holding results, foreign exchange (loss) gain, net, and other financial results - These consist of the difference between the carrying value of inventories and their historical cost and the gain or losses on foreign currency transactions.

      15)   Advertisement expense - All advertisement costs are expensed as incurred.

      16)   Income taxes - The income tax amounts shown in the consolidated statements of operations were accrued by each of the consolidated entities. Deferred tax assets and liabilities are recognized for the future tax effects of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits of tax loss carry-forwards are also recognized as deferred tax assets. Deferred tax assets are reduced by a valuation allowance to the extent the
            Company concludes that, more likely than not, this assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that the change is enacted. Based on projections prepared as of March 31, 2006, a valuation allowance has been recorded to reduce the deferred tax assets of the Company and most of its subsidiaries, since the realization of these assets is uncertain.

            The statutory income tax rate for the period ended March 31, 2006 was 35%.

            The Company, in accordance with the accounting principles in force during past fiscal years in the jurisdiction of the City of Buenos
            Aires (Resolution CD N(degree) 87/03 issued by the Professional
            Council in Economic Sciences of the City of Buenos Aires -
            C.P.C.E.C.A.B.A.), and the accounting principles in force since
            January 1, 2006 (Resolution CD N(degree) 93/05 issued by
            C.P.C.E.C.A.B.A.), considers as a permanent difference the residual value of the restatement of property, plant and equipment balances to reflect the impact of inflation, recorded from January 2002 through February 2003, for deferred taxation purposes. Therefore, following General Resolution N(degree) 487/06 of the National
            Securities Commission (CNV), the Company informs that, had it chosen to consider as a temporary difference the restatement of property, plant and equipment balances to reflect the impact of inflation, a deferred tax liability of 196,522 would have been recognized as of
            March 31, 2006, with a corresponding charge to Prior Years
            Adjustments (accumulated losses) of 199,213 and a credit to earnings of the period due to income tax of 2,691. Furthermore, had the
            Company chosen the abovementioned criteria, it would

                                      F-17

            record a lesser charge due to income tax for the following fiscal years (due to the reversal of the deferred tax liability), as compared to the charge it will record by following the criteria used as at present date, which would have been recorded in an average estimated term of 13 years.

      17)   Earnings per common share - It has been computed on the basis of the average number of 457,547,269 shares as of March 31, 2006 and 2005, and broken-down in the ordinary and the extraordinary amounts. There is no EPS dilution, as there is no preferred stock or
            convertible-bonds issued.

      18)   Segment information - It is presented in Note 14 with the
            information required by Argentine GAAP.

      19)   Cash flow information - Detail of the net change in working capital and other components is as follows:

                                                                    MARCH             MARCH
                                                                  31, 2006          31, 2005
                                                               ---------------  -----------------

            Trade accounts receivable                                 (5,620)            (6,975)
            Other receivables                                         (2,125)            11,659
            Inventories                                               (1,249)            16,633
            Spare parts and supplies                                  (1,196)              (465)
            Accounts payable                                         (19,223)            (7,198)
            Taxes, accrual for tax relief and other                   (1,292)              (622)
            Accrued salaries, wages, payroll taxes and other           1,400               (603)
            Accrued litigation and other expenses                       (248)               (64)
                                                               ---------------  -----------------
              TOTAL                                                  (29,553)            12,365
                                                               ===============  =================

      20)   Use of estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      21)   Contingencies - The Company and its subsidiaries are parties to various legal and administrative actions arising in the course of their businesses. Although the amount of any liability that could arise with respect to such actions cannot be determined with certainty, in the opinion of the Company, such actions would not, individually or in the aggregate, have a material effect on the
            Company's financial position or results of operations.

                                      F-18

      22)   Risk management - The Company currently operates principally in
            Argentina. The Company's financial performance is affected by inflation, exchange rates and regulations, price controls, interest rates, changes in governmental economic policy, taxation and political, economic or other developments in or affecting Argentina.
            The majority of the Company's assets are either non-monetary or denominated in Argentine pesos, and the majority of its liabilities are denominated in U.S. dollars and, to a lesser extent, in Euros. A significant portion of the Company's debt has a fixed interest rate or a capped floating rate, thereby limiting the Company's interest rate risk exposure.

            As of March 31, 2006, the Company does not have any unsettled forward agreement.

      23)   Labor agreements - As per country regulations most of labor force is subject to collective bargaining agreements.

NOTE 3 - BREAKDOWN OF MAIN ACCOUNTS

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

a) Trade accounts receivable, net
   Third parties (domestic)                                            103,161         109,685
   Logistica La Serenisima S.A. and Danone Argentina S.A.
      (Note 4)                                                          40,471          39,989
   Other related parties (domestic - Note 4)                                17               3
   Third parties (foreign) and tax incentives on exports                11,224           4,574
                                                                 ---------------  --------------
          SUBTOTAL                                                     154,873         154,251
   Allowance for doubtful accounts                                      (9,268)        (13,225)
   Allowance for trade discounts and volume rebates                       (750)         (1,255)
                                                                 ---------------  --------------
          TOTAL                                                         144,855         139,771
                                                                 ===============  ==============

   The movement of the allowance for doubtful accounts is as follows:

   Balance at the beginning of the year                                 13,225          13,885
   Additions                                                                81             123
   Write-offs                                                           (4,065)           (822)
   Remeasurement of foreign subsidiaries allowances                         27              39
                                                                 ---------------  --------------
          BALANCE AT THE END OF THE PERIOD / YEAR                        9,268          13,225
                                                                 ===============  ==============

                                      F-19

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

   The movement of allowance for trade discounts and
    volume rebates is as follows:

   Balance at the beginning of the year                                  1,255           1,200
   Additions                                                               455           1,624
   Actual trade discounts and volume rebates granted                      (960)         (1,569)
                                                                 ---------------  --------------
          BALANCE AT THE END OF THE PERIOD / YEAR                          750           1,255
                                                                 ===============  ==============

b) Other receivables, net
   Current
   Prepaid expenses                                                      1,437           1,451
   Net value added tax                                                  14,373          13,847
   Other tax credits                                                     3,506           2,887
   Guarantee deposits (Note 7)                                             127           2,701
   Advances to suppliers                                                   997           1,227
   Receivables from customers in receivership and in
      bankruptcy (*)                                                       310             354
   Receivable from financial advances to farmers                           901             876
   Other                                                                 1,332           1,602
                                                                 ---------------  --------------
          SUBTOTAL                                                      22,983          24,945
   Allowance for doubtful accounts                                        (408)           (530)
                                                                 ---------------  --------------
          TOTAL                                                         22,575          24,415
                                                                 ===============  ==============

   Non-current

   Receivables from customers in receivership and in
      bankruptcy (*)                                                     4,947           8,956
   Net value added tax                                                  19,863          18,974
   Alternative minimum income tax (Note 10)                             51,701          49,374
   Other tax credits                                                       558             640
   Receivable from sale of non-current investments                      11,669          11,341
   Advances to suppliers                                                 7,291           6,408
   Other                                                                 2,355           2,071
                                                                 ---------------  --------------
          SUBTOTAL                                                      98,384          97,764
   Allowance for doubtful accounts and for doubtful alternative
      minimum income tax                                               (55,151)        (56,134)
                                                                 ---------------  --------------
          TOTAL                                                         43,233          41,630
                                                                 ===============  ==============

      (*)   Most of these receivables are covered by the allowance for doubtful accounts.

                                      F-20

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

   The movement of allowance for doubtful accounts is as follows:

   Current

   Balance at the beginning of the year                                    530           5,543
   Additions                                                                               350
   Write-offs                                                             (122)         (5,363)
                                                                 ---------------  --------------
          BALANCE AT THE END OF THE PERIOD / YEAR                          408             530
                                                                 ===============  ==============

   Non-current

   Balance at the beginning of the year                                 56,134          46,274
   Additions                                                             2,362           9,842
   Reversals                                                                              (176)
   Write-offs                                                           (3,440)            (10)
   Remeasurement of foreign subsidiaries allowances                         95             204
                                                                 ---------------  --------------
          BALANCE AT THE END OF THE PERIOD / YEAR                       55,151          56,134
                                                                 ===============  ==============

c) Inventories

   Finished goods                                                       65,467          65,906
   Cuts of bovine meat                                                     351           2,283
   Work in progress                                                     39,182          36,509
   Raw materials, packaging and other materials                        107,533         105,932
   Advances to suppliers (including related parties for 386 as
      of 03/31/2006 and 362 as of 12/31/05 - Note 4)                     2,627           3,167
                                                                 ---------------  --------------
          TOTAL                                                        215,160         213,797
                                                                 ===============  ==============

d) Other assets

   Current

   Property, plant and equipment held for sale                                           1,594
   Valuation allowance                                                                    (652)
                                                                                  --------------
          TOTAL                                                                            942
                                                                                  ==============

   Non-current

   Property, plant and equipment held for sale                          47,439          47,439
   Valuation allowance                                                 (32,796)        (32,996)
                                                                 ---------------  --------------
          TOTAL                                                         14,643          14,443
                                                                 ===============  ==============

   The movement of valuation allowance for other
    assets is as follows:

   Current
   Balance at the beginning of the year                                    652
   Additions                                                                               652
   Write-offs                                                             (652)
                                                                 ---------------  --------------
          BALANCE AT THE END OF THE PERIOD / YEAR                                          652
                                                                 ===============  ==============

                                      F-21

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

   Non-current
   Balance at the beginning of the year                                 32,996          33,662
   Additions                                                                             4,743
   Reversals                                                              (200)
   Write-offs                                                                           (5,409)
                                                                 ---------------  --------------
          BALANCE AT THE END OF THE PERIOD / YEAR                       32,796          32,996
                                                                 ===============  ==============

e) Deferred income tax

   Deferred tax assets
      Tax loss carryforwards                                           194,256         185,578
      Exchange differences deductible in future fiscal years             6,856           9,141
      Allowances, accrual for litigation expenses and other
          non-deductible accruals                                        6,235           9,283
                                                                 ---------------  --------------
                                                                       207,347         204,002
   Valuation allowance                                                (157,280)       (153,479)
                                                                 ---------------  --------------
          SUBTOTAL                                                      50,067          50,523
                                                                 ---------------  --------------
   Deferred tax liabilities
      Inventories                                                       (1,756)         (1,742)
      Property, plant and equipment                                     (6,034)         (6,129)
      Adjustment to present value                                      (42,270)        (42,605)
                                                                 ---------------  --------------
          SUBTOTAL                                                     (50,060)        (50,476)
                                                                 ---------------  --------------
          TOTAL                                                              7              47
                                                                 ===============  ==============

   The movement of temporary differences between book carrying amounts and tax basis of assets and liabilities and tax loss carry-forwards is as follows:

                                              Balance                      Charge
                                              at the        Reduction     (credit)      Balance at
                                             beginning     of tax loss    for the       the end of
                                              of the         carry-       period /     the period /
                                               year         forwards        year           year
                                           -------------   -----------   -----------   ------------

   Temporary differences between book
      carrying amounts and tax basis of        (32,052)                     (4,917)       (36,969)
      assets and liabilities
   Tax loss carryforwards                      185,578          (571)        9,249        194,256
                                           -------------   -----------   -----------   ------------
      TOTAL AS OF MARCH 31, 2006               153,526          (571)        4,332        157,287
                                           =============   ===========   ===========   ============

   Temporary differences between book
      carrying amounts and tax basis of
      assets and liabilities                   (31,043)                     (1,009)       (32,052)
   Tax loss carryforwards                      195,643       (20,943)       10,878        185,578
                                           -------------   -----------   -----------   ------------
      TOTAL AS OF DECEMBER 31, 2005            164,600       (20,943)        9,869        153,526
                                           =============   ===========   ===========   ============

                                      F-22

   The unused tax loss carryforwards recorded by Mastellone Hermanos S.A. and its subsidiaries as of March 31, 2006 (balance is fully covered by a valuation allowance), are as follows:

                                                         EXPIRATION -
                                        CREDIT DUE         DATE FOR
                                        TO TAX LOSS      SUBMISSION OF
 YEAR OF      TAX LOSS    APPLICABLE      CARRY-          TAX RETURNS
GENERATION     AMOUNT      TAX RATE       FORWARD        FISCAL YEARS
----------   ----------   ----------   -------------   -----------------
   2001          9,266      35.0%             3,243          2006
   2002        423,312      35.0%           148,159          2007
   2003         18,924      35.0%             6,623          2008
   2004         15,107      35.0%             5,287          2009
   2005          3,507      35.0%             1,227          2010
   2006         24,572      35.0%             8,600          2011
   (1)          61,821      34.3%            21,117        Unlimited
             ----------                -------------
  TOTAL        556,509                      194,256
             ==========                =============

(1)   Tax losses generated by foreign subsidiaries, which can be offset up to
      30% of each year's tax profit, have no expiration date. They were converted at the exchange rate applicable at year-end.

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

   The movement of valuation allowance is as follows:

   Balance at the beginning of the year                                153,479         164,595
   Write-offs                                                             (571)         (2,595)
   Net increase (reversal) for the period / year                         4,372          (8,521)
                                                                 ---------------  --------------
          BALANCE AT THE END OF THE PERIOD / YEAR                      157,280         153,479
                                                                 ===============  ==============

f) Spare parts and supplies

   Spare parts                                                          19,212          19,388
   Supplies                                                              7,703           7,643
                                                                 ---------------  --------------
          TOTAL                                                         26,915          27,031
                                                                 ===============  ==============

g) Property, plant and equipment, net

   Land and buildings                                                  311,648         314,337
   Machinery and equipment, containers and tools                       401,512         413,988
   Fittings, laboratory equipment and furniture                        171,887         177,337
   Vehicles (*)                                                         20,175          19,035
   Buildings improvements                                               31,908          32,644
   Construction in progress                                             15,117          12,751
                                                                 ---------------  --------------
          SUBTOTAL                                                     952,247         970,092
   Advances to suppliers                                                 4,421           4,144
                                                                 ---------------  --------------
          TOTAL                                                        956,668         974,236
                                                                 ===============  ==============

(*)   Includes vehicles operated by third parties amounting to 19,727 as of
      March 31, 2006 and 18,575 as of December 31, 2005 (Note 9 a).

                                     F-23

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

   The movement of property, plant and equipment,
    net is as follows:

   Net value at the beginning of the year                              974,236       1,046,110
   Acquisitions                                                          6,292          30,511
   Retirement and disposals                                               (115)         (2,592)
   Depreciation                                                        (23,745)        (98,500)
   Transfer to other non current assets                                                 (1,293)
                                                                 ---------------  --------------
   NET VALUE AT THE END OF THE PERIOD / YEAR                           956,668         974,236
                                                                 ===============  ==============

h) Plantations in progress

   The movement of olive and carob trees plantations in progress is as follows:

   Net value at the beginning of the year                               59,207          58,509
   Additions                                                             1,077           5,129
   Harvest of olives                                                      (114)         (4,431)
                                                                 ---------------  --------------
   NET VALUE AT THE END OF THE PERIOD / YEAR                            60,170          59,207
                                                                 ===============  ==============

   Olive plantations will be applied to produce olive oil.

i) Intangible assets

   Net value:
      Trademarks                                                           104             112
                                                                 ---------------  --------------
          TOTAL                                                            104             112
                                                                 ===============  ==============

   The movement of intangibles assets is as follows:

   Net value at the beginning of the year                                  112             149
   Amortization                                                             (8)            (37)
                                                                 ---------------  --------------
   NET VALUE AT THE END OF THE PERIOD / YEAR                               104             112
                                                                 ===============  ==============

j) Accounts payable

   Current
   Trade payables                                                      145,680         162,929
   Logistica La Serenisima S.A. and Danone
      Argentina S.A. (Note 4)                                           24,585          24,842
   Other related parties (Note 4)                                           18              13
   Notes payable - Collateralized (Note 7)                               2,264           2,227
                                                                 ---------------  --------------
          TOTAL                                                        172,547         190,011
                                                                 ===============  ==============

   Non-current
   Trade payables                                                        7,641           8,356
   Notes payable - Collateralized (Note 7)                               5,537           5,906
                                                                 ---------------  --------------
          TOTAL                                                         13,178          14,262
                                                                 ===============  ==============

                                      F-24

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

k) Loans

   Short-term debt
   Unsecured debt - principal                                            2,388           4,059
   Unsecured debt - principal - related parties (Note 4)                   555             546
   Secured debt - principal                                              1,688           1,661
   Accrued interest:
   - Unsecured and secured debt                                              4               6
   - Related parties (Note 4)                                              768             383
   - 8% Collateralized Debt due 2013 and New Collateralized
      Floating Rate Debt                                                 2,908              31
   - New Senior Notes due 2012                                           9,880
   - Senior Notes due 2008                                                 706             649
                                                                 ---------------  --------------
          TOTAL                                                         18,897           7,335
                                                                 ===============  ==============

   Long-term debt
   Unsecured debt - principal - related parties (Note 4)                 2,118           2,254
   Secured debt - principal                                             14,351          14,948
   8% Collateralized Debt due 2013 - principal                          46,230          45,480
   8% Collateralized Debt due 2013 - adjustment to net present
    value                                                               (8,480)         (8,510)
   New Collateralized Floating Rate Debt - principal                   156,089         153,419
   New Collateralized Floating Rate Debt - adjustment to net
    present value                                                      (34,779)        (35,695)
   New Senior Notes due 2012                                           493,983         485,969
   New Senior Notes due 2012 - adjustment to net present value         (76,074)        (76,908)
   Senior Notes due 2008                                                 1,082           1,064
                                                                 ---------------  --------------
          TOTAL                                                        594,520         582,021
                                                                 ===============  ==============

l) Taxes, accrual for tax relief and other

   Current
   Taxes, rates and contributions (net from advances)                    6,121           6,298
   Tax withholdings                                                      7,400           9,033
   Accrual for tax relief - Law N(degree) 22,021 (Notes 7
    and 8)                                                               3,344           3,344
   Tax - Law N(degree) 23,966                                            4,377           3,496
                                                                 ---------------  --------------
          TOTAL                                                         21,242          22,171
                                                                 ===============  ==============

   Non-current
   Accrual for tax relief - Law N(degree) 22,021 (Notes 7
    and 8)                                                              29,415          29,415
   Taxes, rates and contributions                                        3,545           3,400
                                                                 ---------------  --------------
          TOTAL                                                         32,960          32,815
                                                                 ===============  ==============

                                      F-25

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

m) Accrued salaries, wages, payroll taxes and others

   Current
   Payroll and bonus to management                                     18,101          16,594
   Social security taxes                                                5,639           6,515
   Advances from customers                                              1,816           1,070
   Debt due to acquisition of subsidiaries                                                889
   Other                                                                  575             561
                                                                 ---------------  --------------
          TOTAL                                                        26,131          25,629
                                                                 ===============  ==============

   Non-current
   Deferred income - brands license (net of adjustment to
      present value for 686 as of 03/31/2006 and 685
      as of 12/31/05)                                                     743             734
   Other                                                                   30              30
                                                                 ---------------  --------------
          TOTAL                                                           773             764
                                                                 ===============  ==============

n) Accrued litigation and other expenses

   Current
   Accrued litigation expenses                                          2,958           2,939
   Other accrued expenses                                               1,335           1,436
                                                                 ---------------  --------------
          TOTAL                                                         4,293           4,375
                                                                 ===============  ==============

   Non-current
   Accrued litigation expenses                                         10,247          10,932
   Other accrued expenses                                                 480             478
                                                                 ---------------  --------------
          TOTAL                                                        10,727          11,410
                                                                 ===============  ==============

      The movement of accrued litigation and other expenses
       is as follows:

   Current
   Balance at the beginning of the year                                 4,375           5,034
   Increases                                                               21
   Reversals                                                                             (199)
   Payments made                                                         (248)         (1,092)
   Remeasurement of foreign subsidiaries allowances                       105             265
   Transfer from non-current allowance                                     40             367
                                                                 ---------------  --------------
          BALANCE AT THE END OF THE PERIOD / YEAR                       4,293           4,375
                                                                 ===============  ==============

                                      F-26

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

   Non-current
   Balance at the beginning of the year                                 11,410          11,767
   Increases                                                                               369
   Reversals                                                              (643)
   Payments made                                                                          (359)
   Transfer to current allowance                                           (40)           (367)
                                                                 ---------------  --------------
          BALANCE AT THE END OF THE PERIOD / YEAR                       10,727          11,410
                                                                 ===============  ==============

                                                                      MARCH            MARCH
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

o) Net sales

   Product sales                                                       457,778         398,657
   Services provided                                                     7,128           5,818
   Turnover tax                                                        (15,520)        (13,226)
   Sales discounts and volume rebates                                  (17,678)        (18,884)
   Sales returns                                                        (6,310)         (5,227)
                                                                 ---------------  --------------
          TOTAL                                                        425,398         367,138
                                                                 ===============  ==============

                                      F-27

                                                   MARCH 31, 2006               MARCH 31, 2005
                                             ---------------------------  --------------------------

p) Cost of sales

   Cost of goods sold:

   Inventories at the beginning of the
      year
      Finished goods                              65,906                     44,596
      Cuts of bovine meat                          2,283
      Work in progress                            36,509                     24,433
      Raw materials, packaging and other
        materials                                105,932      210,630        62,731       131,760
                                             ------------               -----------

   Purchases                                                  248,248                     206,366

   Production expenses (Note 3 q)                              81,023                      68,693

   Holding results generated by
      inventories                                               3,676                       4,530

   Remeasurement of foreign subsidiaries
      inventories                                               1,895                        (301)

   Benefits from industrial promotion                          (3,539)                     (4,532)

   Inventories at the end of the period
      Finished goods                             (65,467)                  (27,981)
      Cuts of bovine meat                           (351)
      Work in progress                           (39,182)                  (27,519)
      Raw materials, packaging and other
        materials                               (107,533)    (212,533)     (60,446)      (115,946)
                                             ------------- -------------  -----------  -------------
      SUBTOTAL - COST OF GOODS SOLD                            329,400                     290,570
                                                           -------------               -------------

   Cost of services rendered:

   Purchases                                                       673                       1,255

   Production expenses (Note 3 q)                                4,825                       3,264
                                                           -------------               -------------
      SUBTOTAL - COST OF SERVICES RENDERED                       5,498                       4,519
                                                           -------------               -------------

      TOTAL COST OF SALES                                      334,898                     295,089
                                                           =============               =============

                                      F-28

q) Information required by section 64, sub-section b) of Law N(degree) 19,550

                                                                                                                           MARCH
                                                                             MARCH 31, 2006                              31, 2005
                                                  --------------------------------------------------------------------   ---------
                                                                                               General and
                                                            Production  Cost of    Selling   administrative   Other
                                                   Total     expenses   services   expenses     expenses     expenses      Total

   Remuneration to members of the Board of
      Directors and members of the statutory
      auditors' committee                               162                                             162                    162
   Fees and compensation for services                23,334      2,112         63     18,985          2,174                 15,792
   Payroll, bonus and social security charges        34,911     19,271      1,649      7,934          6,057                 24,545
   Depreciation of property, plant and equipment     23,745     20,845      1,500        970            430                 24,564
   Supplies consumption                               1,312      1,312                                                         985
   Amortization of intangible assets                      8                                                         8           31
   Provision for bad debts                              116                              116                                    53
   Freights                                          57,637     21,908                35,729                                47,039
   Maintenance and repair                             3,217      2,662        184        348             23                  2,759
   Office and communication                             218        104                    47             67                    238
   Fuel, gas and energy                               7,769      6,349        825        583             12                  5,938
   Vehicles expenses                                  1,543        913                   538             92                  1,315
   Publicity and advertising                          5,721                            5,721                                 5,799
   Taxes, rates and contributions                    10,745      4,501        533        125          5,586                  9,916
   Insurance                                            957        643         15        210             89                    937
   Traveling                                            495        193         17        197             88                    478
   Export and import                                    926          2                   903             21                    794
   Miscellaneous                                      3,034        483         39      2,022            490                  2,274
   Idle capacity of plants                                        (275)                                           275
                                                  --------------------------------------------------------------------   ----------
        TOTAL MARCH 31, 2006                        175,850     81,023      4,825     74,428         15,291       283
                                                  ====================================================================
        TOTAL MARCH 31, 2005                                    68,693      3,264     57,704         13,052       906      143,619
                                                            ==========================================================   ==========

                                      F-29

                                                                      MARCH            MARCH
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

r) Other expenses, net

   o  Other income
      Reversal of accrued litigation and other expenses                    622
      Reversal of valuation allowance for other assets                     200
      Rental income                                                        247             270
      Royalties and licenses                                                 9             147
      Charges to freighters                                                765             474
      Gain on assignment of trademarks (Note 12)                                         4,311
      Gain on sale of property, plant and equipment                                         44
      Other                                                                 35               1
                                                                 ---------------  --------------
          SUBTOTAL                                                       1,878           5,247
                                                                 ---------------  --------------

   o  Other expenses
      Impairment of alternative minimum income tax                      (2,327)          (2,209)
      Loss on sale of property, plant and equipment                        (67)
      Donations                                                            (30)
      Health care center                                                  (364)
      Provision for litigation and other expenses                                         (299)
      Impairment of other assets                                                           (84)
      Other                                                               (255)           (476)
                                                                 ---------------  --------------
          SUBTOTAL                                                      (3,043)         (3,068)
                                                                 ---------------  --------------
          TOTAL                                                         (1,165)          2,179
                                                                 ===============  ==============

s) Income tax (included in ordinary (loss) income)

   Income tax:
      Current income tax                                                  (515)         (7,067)
      Tax loss carryforwards for the period                              9,249             252
      Net change in other temporary differences                         (4,917)          5,175
                                                                 ---------------  --------------
          SUBTOTAL                                                       3,817          (1,640)
   Net (increase) reversal of the valuation allowance on
      deferred income tax asset                                         (4,372)          1,554
                                                                 ---------------  --------------
          TOTAL                                                           (555)            (86)
                                                                 ===============  ==============

                                      F-30

   The reconciliation of income tax expense to the amount derived by applying the applicable statutory income tax rate to income before income tax for the year is as follows:

                                                                      MARCH           MARCH
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

   Net (loss) income before income tax                                 (19,159)         29,414
   Statutory income tax rate                                                35%             35%
                                                                 ---------------  --------------
      INCOME TAX EXPENSE AT STATUTORY INCOME TAX RATE                    6,706         (10,295)

   Permanent differences                                                (2,889)         (5,366)
   Net (increase) reversal of the valuation allowance on
     deferred income tax asset                                          (4,372)         15,575
                                                                 ---------------  --------------
      TOTAL                                                               (555)            (86)
                                                                 ===============  ==============

t) Extraordinary item - Income

   Release from payment of the principal of renegotiated
     floating rate debt                                                                 41,260
   Adjustment to present value of non-current renegotiated
     floating rate debt                                                                (13,925)
   Fees and expenses related to the renegotiation and
     registration of debt                                                               (1,520)
   Gain arising from purchase of debt                                                      321
                                                                                  --------------
      TOTAL                                                                             26,136
                                                                                  ==============

u) Income tax (included in extraordinary income)

   Income tax                                                                          (14,021)
   Reversal of valuation allowance                                                      14,021
                                                                                  --------------
      TOTAL
                                                                                  ==============

                                      F-31

NOTE 4 - OUTSTANDING BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, the Company enters into transactions with affiliated entities. The outstanding balances as of March 31, 2006 and December
31, 2005 with the affiliated entities and other related parties were as follows:

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

o  RELATED PARTIES

   Trade accounts receivable
      Logistica La Serenisima S.A. (1) (6)                              11,945          15,950
      Danone Argentina S.A. (2) (7)                                     28,526          24,039
      Pascual Mastellone (3) (4)                                            15
      Victorio Mastellone (3)                                                2               2
      Afianzar S.G.R. (1)                                                                    1
                                                                 ---------------  --------------
          TOTAL                                                         40,488          39,992
                                                                 ===============  ==============

   Inventories - advances to suppliers
      Los Toldos S.A. (1)                                                  386             362
                                                                 ===============  ==============

   Accounts payable
      Logistica La Serenisima S.A. (1)                                  17,126          18,471
      Danone Argentina S.A. (2)                                          7,459           6,371
      Afianzar S.G.R. (1)                                                   18              13
                                                                 ---------------  --------------
          TOTAL                                                         24,603          24,855
                                                                 ===============  ==============

   Short term borrowings and accrued interest
      Antonio Mastellone (5)                                               856             486
      Juan Rocca S.R.L. (8)                                                467             443
                                                                 ---------------  --------------
          TOTAL                                                          1,323             929
                                                                 ===============  ==============

                                      F-32

                                                                      MARCH          DECEMBER
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

   Long term borrowings
      Antonio Mastellone (5)                                             1,479           1,626
      Juan Rocca S.R.L. (8)                                                639             628
                                                                 ---------------  --------------
               TOTAL                                                     2,118           2,254
                                                                 ===============  ==============

      (1)   Common shareholders

      (2)   Partner in Logistica La Serenisima S.A. and both companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.

      (3)   Company's shareholder

      (4)   Member of the Company's Board of Directors

      (5)   Member of Mastellone family

      (6)   Includes receivables arising from sales performed by Logistica on behalf of Mastellone Hermanos S.A.

      (7)   Includes receivables arising from sales of raw milk purchased on behalf of Danone Argentina S.A.

      (8)   Company owned by a member of Mastellone family

Transactions with related parties for the three-month periods ended March 31,
2006 and 2005 were as follows:

                                                                      MARCH           MARCH
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

   Sales of goods and services
      Danone Argentina S.A. (1)                                         30,859          28,989
      Jose Mastellone (3)                                                   10
      Logistica La Serenisima S.A. (2)                                   1,156           1,052
      Los Toldos S.A. (2)                                                                    2
      Pascual Mastellone (3) (4)                                            15
                                                                 ---------------  --------------
               TOTAL                                                    32,040          30,043
                                                                 ===============  ==============

   Purchases of goods and services
      Afianzar S.G.R. (2)                                                   15              16
      Danone Argentina S.A. (1)                                          4,989           3,960
      Logistica La Serenisima S.A. (2)                                  47,069          12,621
      Los Toldos S.A. (2)                                                  503             582
                                                                 ---------------  --------------
               TOTAL                                                    52,576          17,179
                                                                 ===============  ==============

                                      F-33

                                                                      MARCH            MARCH
                                                                    31, 2006         31, 2005
                                                                 ---------------  --------------

   Financial results - interests and exchange differences
      Antonio Mastellone (6)                                               519              29
      Carlos Agote (4)                                                                      16
      Danone Argentina S.A. (1)                                            (24)
      Greenwich Investments S.A. (5)                                                       (46)
      Jose Mastellone (3)                                                                   22
      Juan Rocca S.R.L. (7)                                                 34              10
      Los Toldos S.A. (2)                                                    2
      Pascual Mastellone (3) (4)                                                            30
      Victorio Mastellone (3)                                                               35
                                                                 ---------------  --------------
               TOTAL                                                       531              96
                                                                 ===============  ==============

   Other income
      Danone Argentina S.A. (1)                                             79               8
      Logistica La Serenisima S.A. (2)                                     224             493
                                                                 ---------------  --------------
               TOTAL                                                       303             501
                                                                 ===============  ==============

      (1)   Partner in Logistica La Serenisima S.A. and both companies share the main trademark "La Serenisima" owned by Mastellone Hermanos S.A.

      (2)   Common shareholders

      (3)   Company's shareholder

      (4)   Member of the Company's Board of Directors

      (5)   Company presided by a member of Mastellone's Board of Directors and shareholder of Dallpoint Investment Ltd.

      (6)   Member of Mastellone family

      (7)   Company owned by a member of Mastellone family

NOTE 5 - FINANCIAL DEBT RESTRUCTURING

a)    Unsecured Debt

      The Board of Directors authorized the execution of the contracts covering the restructuring on October 22, 2004. In addition to a repurchase of
      US$85,015,118.65 at a price equal to 60% of the principal amount, the
      Company offered to exchange the existing unsecured debt for new debts under the following conditions:

      o     For each US$1,000 principal amount of existing Senior Notes due
            2008, US$1,000 principal amount of (a) a New Senior Note due 2012 -
            Series A (listed in the Buenos Aires Stock Exchange), or (b) a New
            Collateralized Floating Rate Debt (U.S. Dollar-denominated); and

      o     For each item of our existing bank debt, a principal amount of (a) a
            U.S. Dollar-denominated New Senior Note due 2012 - Series B
            (unlisted) equal or equivalent to the principal amount of such item of existing bank debt, or (b) a New Collateralized Floating Rate
            Debt denominated in the currency of such item of existing bank debt.

                                      F-34

      No additional payment was made on interest accrued and unpaid on the existing debt under the Exchange Offer.

      Following the closing of the foregoing restructuring, the Company issued
      New Senior Notes due 2012 (consisting of Series A and Series B) for a total principal amount of US$157,190,000, and New Collateralized Floating
      Rate Debt for the equivalent of approximately US$79,725,000. The New
      Senior Notes due 2012 consist of two series, Series A (listed in the
      Buenos Aires Stock Exchange), and Series B (unlisted), and they accrue interest at a rate of 8% per annum, payable in cash, semi-annually (every
      June 30 and December 31), in arrears.

      a.    Certain Specific Conditions of the New Senior Notes: The terms of the New Senior Notes due 2012 are as follows:

            I.    Limited right to capitalize interest: On any interest payment date prior to 2007, a portion of the interest payment due and payable on such date could be paid through the issuance of the additional New Senior Notes due 2012 in an aggregate principal amount not to exceed US$10 million.

            II.   Mandatory redemption from excess cash flow: On each June 30, commencing with June 30, 2006, the Company shall (a) apply the excess cash from the preceding year to redeem at par the New
                  Senior Notes due 2012 in an amount up to the principal amount of the New Senior Notes due 2012 issued to pay a portion of interest accrued on such New Senior Notes due 2012 pursuant to paragraph I above, and (b) provided that the excess cash flow for the preceding year exceeds by at least US$1 million or its equivalent the amount applied on such redemption date pursuant to the preceding clause (a), apply to redeem ratably and at par a principal amount of the New Senior Notes due 2012 equal to 75% of (x) such excess cash for such preceding year minus
                  (y) the amount so applied pursuant to the preceding clause
                  (a).

                  "Excess cash" is defined as EBITDA for a given fiscal year adjusted for certain item as defined in the relevant
                  agreements. In no case the pro forma cash balance after these mandatory repayments could be lower than US$10 million or 1.5%
                  of net sales, whichever is higher.

            III.  Registration Rights: The Company offered to the holders of the
                  New Senior Notes due 2012 the exchange for new notes
                  (Registered New Senior Notes due 2012), substantially with the same conditions, registered with the United States of America
                  Securities and Exchange Commission ("SEC"). Such registration became effective on May 24, 2005. According to the terms
                  agreed with the noteholders, the exchange of the New Senior
                  Notes due 2012 for the Registered New Senior Notes due 2012
                  was completed on June 8, 2005 as described below:

                                      F-35

                                            Amount -
                        Series          Thousands of US$     SEC registered
                  ---------------------------------------------------------
                          A-1                     11,146           No
                          A-2                    142,874           Yes
                          B-2                      3,170           Yes
                                        -----------------
                                                 157,190
                                        =================

      b.    Floating Rate Debt: The principal on the New Collateralized Floating
            Rate Debt is payable as follows:

                                                   % OF THE ORIGINAL PRINCIPAL
                       PRINCIPAL PAYMENT DATE                 AMOUNT
                  --------------------------------------------------------------
                  December 31, 2007                             5
                  June 30, 2008                                 5
                  December 31, 2008                             5
                  June 30, 2009                                 5
                  December 31, 2009                            10
                  June 30, 2010                                10
                  December 31, 2010                            20
                  June 30, 2011                                20
                  December 31, 2011                            20

            The New Collateralized Floating Rate Debt accrues interest on a floating rate basis at an interest rate determined by reference to
            LIBOR applicable to U.S. dollar or Euro deposits, for successive periods, the first of which commenced on July 31, 2004, plus 2.5%, provided, however that such rate of interest shall not exceed 5% per annum. Interests are payable in cash and in arrears on December 31 or on June 30 every year.

            Each item of the New Collateralized Floating Rate Debt is
            denominated in the currency of the existing debt exchanged for such item. This debt is a senior debt.

      c.    Certain terms and conditions applicable to both the New
            Collateralized Senior Notes due 2012 and the New Collateralized
            Floating Rate Debt:

                  I.    Collateral: Both types of debt are secured on a first
                        priority basis by two pledges given to the collateral
                        agent by the shareholders of Mastellone Hermanos
                        Sociedad Anonima, of a number of shares equal to 32.51%
                        and 16.49%, respectively, of the Company's capital stock
                        and voting rights.

                  II.   Subsidiary Guarantee: The subsidiaries Leitesol
                        Industria e Comercio Ltda., Mastellone San Luis S.A. and
                        Promas S.A. guarantee the New Senior Notes due 2012 and
                        the New Collateralized Floating Rate Debt.

                                      F-36

                  III.  Additional Amounts: The Company is obligated to pay such additional amounts as may be necessary so that the
                        amount received by holders of the New Senior Notes due
                        2012 after tax-related withholdings or deductions in
                        relation to the New Senior Notes due 2012, will not be
                        less than the amount that holders of the New Senior
                        Notes due 2012 would have received in the absence of the
                        withholding or deduction. If an item of the New
                        Collateralized Floating Rate Debt is transferred to a
                        holder that is subject to a higher withholding tax than
                        the tax that is applicable to the transferor, the
                        Company shall only pay the withholding tax applicable to
                        the transferor on the date of the transfer.

                  IV.   Optional redemptions or voluntary repayments: (a) The
                        Company may redeem the New Senior Notes due 2012, in
                        whole or part, at any time or from time to time, at par
                        plus interest accrued to the redemption date on the
                        amount redeemed; (b) subject to the inexistence (i) of
                        non-compliance of payments, and (ii) of capitalized
                        interests, the Company may repurchase New Senior Notes
                        due 2012 in the open market, or by a tender or through
                        direct transactions, at any price; (c) additionally,
                        subject to compliance with the Indenture, the Company
                        may repay the New Collateralized Floating Rate Debt in
                        whole or in part, at any time, at par plus interest
                        accrued to the repayment date on the amount repaid,
                        inasmuch as such prepayment is funded by means of new
                        financial facilities, with comparable or better
                        financial costs and payment terms.

                  V.    Certain covenants: The Company has issued the New Senior
                        Notes due 2012 under an Indenture and the New
                        Collateralized Floating Rate Debt under a loan
                        agreement. The Company is bound under both agreements by
                        certain covenants, including reporting requirements, and
                        limitations affecting the Company's ability and the
                        restricted subsidiaries' ability to: borrow money, pay
                        dividends on stock, redeem stock or redeem subordinated
                        debt, make investments, sell capital stock of
                        subsidiaries, guarantee other indebtedness, enter into
                        agreements that restrict dividends or other
                        distributions from restricted subsidiaries, enter into
                        transactions with unrestricted subsidiaries and
                        affiliates outside the ordinary course of business,
                        create or assume liens, engage in mergers or
                        consolidations, and enter into a sale of all or
                        substantially all of the Company's assets, and prepay
                        the New Collateralized Floating Rate Debt (a covenant
                        applicable only to the New Senior Notes due 2012).

                                      F-37

                  VI.   Other Penalties: There are several clauses relating to
                        change of control and other events of default, which
                        will permit acceleration of the payment of the principal
                        of and accrued interest on the New Senior Notes due 2012
                        and the New Collateralized Floating Rate Debt. Moreover,
                        under certain circumstances, the Company shall repay
                        both debts with the proceeds from the sale of assets.

                  VII.  Governing Law: The governing law for the Indenture
                        covering the New Senior Notes due 2012 and the loan
                        agreements covering the New Collateralized Floating Rate
                        Debt and subsidiary guarantee is the law of the State of
                        New York (United States). The Argentine Law applies for
                        the pledge of shares as collateral of the New Senior
                        Notes due 2012 and the New Collateralized Floating Rate
                        Debt.

      d.    Public Offering and Listing of the New Senior Notes Due 2012:

            The Argentine National Securities Commission (Comision Nacional de
            Valores or CNV) approved the issuance of the New Senior Notes due
            2012 into the Public Offering Regime through its Resolution
            N(degree) 14,925 dated October 7, 2004, with the New Senior Notes due 2012 - Series A authorized for listing in the Buenos Aires Stock
            Exchange starting on October 14, 2004.

b)    Secured Debt

      The Company separately negotiated with creditors holding secured debts representing about 5% of the total existing debt as of September 30, 2003.
      In the case of the debt with Rabobank Curacao N.V. (secured by the main powdered milk plant and the assets in the plant) and the debt with Credit
      Lyonnais S.A. - France (secured by a pledge over tanks used to transport milk), the outstanding balances were paid in full in March 2005.

      Additionally, the Company agreed to refinance its secured loan with Calyon
      (successor of Credit Lyonnais S.A. - France). The proceeds from the original loan were used to finance the acquisition of a cheese plant, which was never placed in operations. Such plant was pledged as collateral for the debt. On June 4, 2004 the Company's Board of Directors approved the refinancing agreement consisting in releasing the Company from the payment of interest accrued through June 3, 2004 and the repayment of the entire outstanding principal of US$9,852,998 in increasing semi-annual installments, with the first payment due on March 30, 2006 and the final payment due on March 30, 2010, bearing interest at LIBOR plus 2.5%, with a cap of 5% annually. Calyon, on December 20, 2005, accepted payment for a portion of the loan with face value US$ 4,375,000, at 80% of face value.
      As of March 31, 2006 the outstanding principal amounts to US$ 5,204,098
      (US$ 5,477,998 as of December 31, 2005).

                                      F-38

c)    The effects of the restructuring of the unsecured debt pursuant to the terms described in the paragraphs above, as well as the additional negotiations that took plance during 2005, were as follows:

      1.    Senior Notes due 2008 (issued on March 31, 1998):

                                                                              AMOUNT - THOUSANDS
                                  BALANCES AND EFFECTS                              OF US$
            ------------------------------------------------------------------------------------

            Total amount issued                                                     225,000
            Less - portion settled in a cash tender offer                           (63,832)
            Less - portion exchanged for:
                New Senior Notes due 2012 - Series A                               (154,020)
                New Collateralized Floating Rate Debt                                   (57)
                Purchase of Senior Notes due 2008                                    (1.350)
                Exchange of Senior Notes due 2008 for Senior Notes -
                Series C                                                             (5.390)
                                                                              ------------------
            AMOUNT NOT RESTRUCTURED                                                     351
                                                                              ==================

            In addition, bank debt amounting to thousands of US$3,170 was exchanged for New Senior Notes due 2012 - Series B. Consequently,
            the New Senior Notes due 2012 - Series A and B amount to thousands of US$157,190.

            The New Senior Notes due 2012 - Series C, essentially under the same conditions as the New Senior Notes due 2012 issued in October 2004, including the right to collect interest accrued starting from July
            31, 2004, were approved by the CNV on September 7, 2005.

            The outstanding balance of non-restructured Senior Notes due 2008 continues to accrue the originally agreed interest rates, including the pertinent penalty interest, and it is included in non-current liabilities according to its original maturity (year 2008).

      2.    Existing Unsecured Bank Debts:

                                                                              AMOUNT - THOUSANDS
                                  BALANCES AND EFFECTS                              OF US$
            ------------------------------------------------------------------------------------

           Existing bank debt                                                       104,021
           Less - portion settled in a cash tender offer                            (21,183)
           Less - portion exchanged for:
               New Senior Notes due 2012 - Series B                                  (3,170)
               New Collateralized Floating Rate Debt                                (79,668)
                                                                              ------------------
           AMOUNT NOT RESTRUCTURED
                                                                              ==================

            New Collateralized Floating Rate Debt amounts to the equivalent of thousands of US$79,725.

            On February 8, 2005 the loan agreement with Compagnie Gervais
            Danone, renegotiated together with the other debts on October 22,
            2004 (converted into New Collateralized Floating Rate Debt in that renegotiation) was amended as follows:

                                      F-39

            a.    The amount of the related New Collateralized Floating Rate
                  Debt was reduced through a waiver from US$29,131,433 to
                  US$15,000,000.

            b.    Payment of the reduced balance in a single payment on December
                  31, 2013 instead of repayment in installments starting 2007 up to 2011 as previously agreed.

            c.    Payment of a fixed interest rate at 8% commencing from January
                  1, 2005 instead of a floating interest rate of LIBOR plus 2.5%
                  with a cap of 5%.

            d.    Other revisions were introduced to the loan agreement to
                  incorporate, to the extent possible, the other conditions of this debt to those of the New Collateralized Senior Notes due
                  2012.

            The portion of the debt with Compagnie Gervais Danone that was waived of US$14,131,433 (thousands of pesos 41,260) was recognized in extraordinary item in February 2005.

d)    The restructured and non-restructured principal of the debt as of March
      31, 2006, net of payments made in December 2005, consisted of the following:

                                             AMOUNT IN THE           AMOUNT IN
                                          ORIGINAL CURRENCY -        THOUSAND          REGISTRATION
                 DEBT                        IN THOUSANDS              PESOS               (*)
----------------------------------------------------------------------------------------------------------

RESTRUCTURED DEBT:
New Senior Notes - due 2012:
Series A-1                               US$            11,146           34,352    CNV, BCBA, MAE
Series A-2                               US$           140,574          433,249    CNV, BCBA, SEC, MAE
Series B-2                               US$             3,170            9,770    CNV, SEC
Series C                                 US$             5,390           16,612    CNV
                                                 --------------    -------------
Total                                    US$           160,280          493,983
                                                 ==============    =============

New Collateralized Floating
 Rate Debt                               US$            48,512          149,514    N/R
New Collateralized Floating
 Rate Debt                            (euro)             1,631            6,095    N/R
New Collateralized Floating
 Rate Debt                                $                480              480    N/R
                                                                   -------------
                                                                        156,089
                                                                   =============
Fixed Rate Debt                          US$            15,000           46,230    N/R
                                                                   =============
Secured Debt                             US$             4,656           14,351    N/R
                                                                   =============
NON-RESTRUCTURED DEBT:
Senior Notes - due 2008                  US$               351            1,082    CNV, BCBA, MAE
                                                                   =============

        (*)   CNV:    National Securities Commission
              BCBA:   Buenos Aires Stock Exchange
              MAE:    Electronic Open Market
              SEC:    Securities and Exchange Commission
              N/R:    Debt not registered

                                      F-40

NOTE 6 - SHAREHOLDERS' EQUITY

On February 8, 2005 the Company's shareholders made irrevocable capital cash contributions of 42,392 and in shares of Logistica La Serenisima S.A. of 5,305, which were accepted by the Board of Directors in the meeting held on the abovementioned date. The amount of the contribution made in shares was provisionally recorded until the final valuation was obtained. The capitalization of the irrevocable capital contributions made by the shareholders was approved in the General Ordinary and Extraordinary Shareholders' Meeting
held on March 31, 2005. A public accountant report determined the final value of the contribution made in shares, therefore capitalizing irrevocable capital contributions in cash and in shares for a total amount of 42,392 and 5,253, respectively.

As of March 31, 2006, subscribed capital amounts to 457,547. There are two classes of Ps. 1 par value common stock, with 5 votes each 194,428 shares, and with 1 vote each 263,119 shares.

The current Argentine legal regulations require the Company to appropriate 5% of its net income per year to a "Legal reserve" until such reserve equals 20% of the capital stock (as restated to reflect the effects of inflation). In accordance with the Corporate Law N(degree) 19,550, the Company should apply future earnings amounting to 13,137 to restore legal reserve. The balance of such reserve was reduced to absorb accumulated losses as of December 31, 2001 as approved in the General Shareholders' Meeting held on April 3, 2002.

NOTE 7 - PLEDGED AND RESTRICTED ASSETS

Certain assets owned by the Company are pledged as collateral for bank and financial liabilities, notes payable, and tax debt (tax regime for promoted activities) for a total amount of 56,603 (57,507 as of December 31, 2005).
Detail of pledged assets is as follows:

                                                      MARCH          DECEMBER
                                                     31, 2006        31, 2005
                                                    ----------    ------------

      Other current receivables                            127           2,701
      Other non-current assets                          12,168          14,960
      Property, plant and equipment                     45,437          46,250
      Equity value of holding in subsidiary
        company Promas S.A. (*)                         71,596          71,732

      (*)   As this is a consolidated subsidiary, this item does not appear as an asset.

                                      F-41

NOTE 8 - TAX REGIME FOR PROMOTED ACTIVITIES

Mastellone Hermanos Sociedad Anonima, as an investor in Mastellone San Luis
Sociedad Anonima and Promas Sociedad Anonima, pursuant to several fiscal laws deferred payment of value added taxes and income taxes, provided that these amounts are invested in the above-mentioned subsidiaries. These obligations are secured by term deposits, shares of Promas Sociedad Anonima owned by Mastellone
Hermanos Sociedad Anonima, and buildings owned by Mastellone San Luis Sociedad
Anonima, as required by applicable regulations.

The value-added taxes and income taxes deferred are recorded as liabilities in the balance-sheets.

The promotional regimes granted to Mastellone San Luis Sociedad Anonima and to
Promas Sociedad Anonima also included the benefit of receiving from the Federal
Government an amount in the form of government bonds determined taking into account the investments to be made, the level of activity, the number of employees and other parameters, at the authorization of the inclusion in such regimes. The Company uses the government bonds as payment mainly for value added tax (and a minor amount for other national taxes). A benefit, which is a credit to cost of sales, is recognized when the government bonds are used to pay tax obligations.

NOTE 9 - PURCHASE AND SALES COMMITMENTS

a)    Purchase commitments

      o     Since October 1, 2000 the Company and its subsidiaries Frigorifico
            Rydhans S.A. ("FR"), Mastellone San Luis S.A. ("MSL"), and Danone
            Argentina S.A. ("DA"), agreed on the terms of the services to be provided by Logistica La Serenisima S.A. ("Logistica") related to the distribution of dairy and fresh products in Argentina. The agreement was renegotiated on February 8, 2005, resulting in the extension of its term to 36 years counted as from October 1, 2004, amending the basis of the price charged by Logistica for its services to actual costs plus a 0.1% margin, and modifying the allocation of the expenses to Logistica resulting in a reduction of costs for Mastellone Hermanos Sociedad Anonima, FR and MSL of about
            7%. The agreement provides that if any party (Mastellone Hermanos
            Sociedad Anonima, FR or MSL) decides to cancel without cause the agreement before the end of the abovementioned term a penalty of
            US$50,000,000 should be paid to Logistica. This penalty would not be applicable if termination of the contract is due to non-compliance of Logistica with its duties under the agreement. Moreover, the same penalty should be paid by the Company, FR or MSL if one of these companies produces products similar to products currently marketed by Danone.

      o     The Company has an agreement with Con-Ser Sociedad Anonima (Con-Ser)
            that will expire on December 31, 2010 whereby Con-Ser provides freights and transportation services of raw milk, as well as the coordination and technical assistance for recollection of raw milk from the milk farms. Con-Ser operates

                                      F-42

            assets owned by Mastellone Hermanos Sociedad Anonima in connection with the provision of the transportation services. Repairs and maintenance expenses are paid by Mastellone Hermanos Sociedad
            Anonima. Con-Ser charges Mastellone Hermanos Sociedad Anonima the cost of their own freights and those contracted with third parties and a fee for the services of coordination and technical assistance based on the volume of raw milk collected every month. The same service is provided by Con-Ser for the raw milk purchased by
            Mastellone Hermanos Sociedad Anonima on behalf of Danone.

      o     Promas S.A. entered into an agreement with Establecimientos
            Agropecuarios Lar S.A. in July 2004 for the purchase of future olive harvests and the exploitation of 400 hectares in the province of
            Catamarca, for a total estimated amount of US$5,200,000. The contract will expire with the completion of harvest in 2020. Promas
            S.A. will receive 80% of olives production, with a guaranteed minimum, ranging from 600 tons at the beginning of the term to 4,160 tons at the end of the contract term.

b)    Sales commitments

      o     The Company has entered into certain term supply agreements through which it procures raw material and provides industrial services to
            Danone.

      o     The Company has agreed to meet export commitments for the period from April through July 2006 of powdered milk, butter, fluid milk, whey and cheese for a total of approximately 9,600 tons with an estimated contract value of US$18,800,000.

      o     The Company has entered into agreements with various national and provincial public agencies for the sale of approximately 3,600 tons of powdered and fluid milk with an estimated contract value of
            31,200.

c)    Pre-export facility

      On December 20, 2004, the Company signed an agreement with Crecera Finance
      Company LLC, a financial institution based in San Francisco, United
      States, which provides a committed pre-export facility of US$5 million, valid until December 2006. The Company has not drawn against this credit facility through March 31, 2006.

NOTE 10 - ALTERNATIVE MINIMUM INCOME TAX

The alternative minimum income tax was established by Law N(degree) 25,063 initially for a period of ten fiscal years. This tax, which was subsequently modified by the Competitiveness Program enacted by Decrees N(degree) 1,054/01 and 1,185/01 up to December 31, 2002, is complementary to regular income tax, since while regular income tax is calculated based on taxable income, alternative minimum income tax is calculated based on the potential gain derived from certain productive assets at a rate of 1%, the Company's income tax liability being the higher amount. However, when alternative minimum income tax for a fiscal year exceeds regular income tax, the

                                      F-43

excess can be utilized as credit for any excess of the regular income tax over alternative minimum income tax that could arise during the following ten fiscal years.

Due to the changes in the economic situation and considering income tax loss carry-forwards and the estimated future taxable income, the Company decided to recognize valuation allowance on the total amount of alternative minimum income tax.

NOTE 11 - CLAIM AGAINST A FORMER COMPANY'S SUBSIDIARY

On December 30, 2004, October 6, 2005 and December 15, 2005 the Company received letters from Multitrans S.A. - acquirer of Con-Ser S.A., a subsidiary which was sold in 2000 - informing of assessments brought by the tax authorities with respect to certain activities undertaken while Mastellone Hermanos Sociedad
Anonima was still the owner of Con-Ser S.A. The Company has agreed with
Multitrans S.A. to work together to contest such claims, and prepare the documents that would evidence the wrongful criteria used by the tax authorities in determining the referred assessments.

The status as of March 31, 2006 of those tax assessments is as follows:

a)    formal assessment issued by the tax authorities, appealed before the
      National Tax Court ("Tribunal Fiscal de la Nacion", an administrative court), in the total amount of 17,605 (including punitive interest of
      11,109); and

b)    preliminary assessment issued by the tax authorities contested by the
      Company, whose arguments are being analyzed by such authorities, in the amount of 17,084. In case the arguments presented by the Company are rejected, punitive interest would be added in an amount estimated at
      35,682, increasing the assessment to approximately 52,766. It should be mentioned that the Company has already decided to appeal before the
      National Tax Court in case its position is rejected and a formal assessment is issued by the tax authorities.

The tax and legal counselors advising the Company in contesting the assessments and who are assisting the Company in the appeal mentioned in a) above and will assist the Company in an appeal before the National Tax Courts (if necessary), as well as the Company's Board of Directors and Management, believe that its position will result in a favorable decision for the Company from the tax authorities or in the tax courts.

NOTE 12 - TRANSACTIONS AND AGREEMENTS EXECUTED

a)    The following transactions related to Company's trademarks occurred in
      2005:

      o     Assignment of trademark Casancrem to Danone Argentina S.A. -except for certain similarly named products already being sold by
            Mastellone Hermanos Sociedad Anonima (or the Company) that will continue to be sold by the Company- at a price of US$1,000,000
            (collected in cash).

                                      F-44

      o     Assignment of trademark SER (already shared for certain products) to
            Danone Argentina S.A., for certain new products (not currently sold by the Company or Danone Argentina) at a price of US$500,000
            (collected in cash).

      o     A license for 30 years of trademark Casanto-Casancrem to Danone
            Argentina S.A. (for products not produced by the Company) for a price of US$500,000 (collected in cash).

      o     Other agreements that regulate the use of trademarks SER and
            Casancrem that the Company and Danone Argentina S.A. are and will continue to share.

      o     Agreement with Danone Argentina S.A. ratifying a previous agreement signed in 1999 for the assignment of trademark SER for waters, redefining the scope and terms of such agreement.

      The entire cash consideration totaling US$1,500,000 related to the assigment of the trademarks was credited to income in 2005 (since those trademarks do not have a carrying value). The cash consideration of US$
      500,000 received related to the licensing of trademark for 30 years was recorded as a deferred income and will be recognized in income over the entire term of the agreement.

b)    On February 23, 2005, Frigorifico Rydhans S.A. entered into an agreement with a third party for the management of one of its production lines for a period of five years, beginning on the date of starting of operations in the new line. For this line of production, performance of purchases policies, identification of markets and customers, determination of credit risks and the operating management will be in charge of a third party while control and certain final decisions will remain in hands of the subsidiary company. This project involves the line of cuts of bovine meat to be sold in the domestic market and abroad. The compensation consists of a fixed monthly amount plus variable fees, in accordance with an agreed scale. Frigorifico Rydhans S.A. has started developing transactions relating to the new activity since second quarter of 2005. On March 13 and
      31, 2006, the Argentine National Government established, through
      Resolutions N(degree) 114, 209 and 210 of the National Ministry of Economy and Production, the suspension for 180 days of the exports of meat, live cattle and processed meat, in order to increase local offer and balance a market which showed a steep price increment during the first months of
      2006. This suspension materially affected meat exporters, including the subsidiary and its development of the new production line. Although the possible evolution of the situation derived from these measures could have an impact on the future situation and operations of the subsidiary company, the Board of Directors does not foresee a material effect on the
      Company's consolidated financial position or statement of operations.

                                      F-45

NOTE 13 - PRICE AGREEMENTS WITH NATIONAL GOVERNMENT

The Company agreed with the National Ministry of Economy and Production on
January 13, 2006, to maintain the prevailing prices for six products for a period of one year. This agreement is part of the efforts by the Argentine
National Government to manage inflation. The agreement also implies the analysis of variations in costs, already produced or those costs that will occur in the future, and its transfer to selling prices. The Board of Directors and the
Management of the Company do not foresee material effects on the financial position or the results as a consequence of the Government's policy or the execution of this agreement in particular.

NOTE 14 - SEGMENT INFORMATION

The reporting operating segment information is based on the way that financial information prepared by the Company is organized for senior management in making operating decisions, evaluating performance and allocating resources. The comparative information on prior year on the same basis of segmentation is also presented.

The Company also prepares, for internal reporting purposes, limited financial information (primarily net sales) based on its different markets, including domestic and foreign.

      A) PRIMARY SEGMENTS: BUSINESS LINES

-------------------------------------------------------------------------------------------------------------
                                AS OF AND FOR THE PERIOD ENDED MARCH 31, 2006
-------------------------------------------------------------------------------------------------------------
                                                                         BUSINESS LINES
                                                        DAIRY       MEAT     OLIVE      OTHER        TOTAL
                                                   ----------------------------------------------------------

Net sales to external customers                         417,952     6,669       215        562       425,398
Net intersegment sales                                       99       154       196                      449
Interest income                                             859                                          859
Interest expense                                        (14,006)                (76)                 (14,082)
Income tax loss                                            (505)                           (50)         (555)
Net (loss) income for the period                        (19,656)      (25)     (135)       102       (19,714)
Assets allocated to the business lines                1,481,850    10,902    79,400        903     1,573,055
Liabilities allocated to the business lines             891,915     2,341       785        227       895,268
Additions to property, plant and equipment                6,009       230         3         50         6,292
Additions to plantations in progress                                          1,077                    1,077
Depreciation of property, plant and equipment            23,573        69        74         29        23,745
Amortization of intangible assets                             8                                            8
Amortization of other investments                            77                                           77
Charges not representing uses of cash (except
    amortization and depreciation, net of
    reversals)                                            3,287        50        30         21         3,388
Net domestic sales                                      361,507     5,501       215        562       367,785
-------------------------------------------------------------------------------------------------------------

                                      F-46

-------------------------------------------------------------------------------------------------------------
                                AS OF AND FOR THE PERIOD ENDED MARCH 31, 2005
-------------------------------------------------------------------------------------------------------------
                                                                         BUSINESS LINES
                                                        DAIRY       MEAT     OLIVE      OTHER        TOTAL
                                                   ----------------------------------------------------------

Net sales                                               362,745     3,917                  476       367,138
Net intersegment sales                                      203        97                                300
Interest income                                             486                                          486
Interest expense                                        (13,328)      (14)      (49)                 (13,391)
Income tax loss                                                                            (86)          (86)
Extraordinary item                                       26,136                                       26,136
Net income (loss) for the period                         29,980      (388)     (378)       114        29,328
Assets allocated to the business lines                1,532,283     7,889    75,588      1,896     1,617,656
Liabilities allocated to the business lines             853,390     3,291       636        250       857,567
Additions to property, plant and equipment                3,223         4                              3,227
Additions to plantations in progress                                            321                      321
Depreciation of property, plant and equipment            24,442        80        24         18        24,564
Amortization of intangible assets                            31                                           31
Amortization of other investments                            84                                           84
Charges not representing uses of cash (except
    amortization and depreciation)                        4,093        24        21          6         4,144
Net domestic sales                                      307,023     3,917                  476       311,416
-------------------------------------------------------------------------------------------------------------

      B) SECONDARY SEGMENTS: GEOGRAPHIC DIVISION (CLIENT-BASED)

     ------------------------------------------------------------------------------------------
                                                        GEOGRAPHIC DIVISION (CLIENT-BASED)
                       INFORMATION                 --------------------------------------------
                                                    DOMESTIC MARKET     EXPORTS        TOTAL
     ------------------------------------------------------------------------------------------

      Net sales for the period ended March
      31, 2006                                        367,785           57,613        425,398

      Net sales for the period ended March
      31, 2005                                        311,416           55,722        367,138
     ------------------------------------------------------------------------------------------

                                      F-47